                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                       OF

                                 TREADCO, INC.

                                       AT

                              $9.00 NET PER SHARE

                                       BY

                           ARKANSAS BEST CORPORATION

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
      CITY TIME, ON TUESDAY, APRIL 20, 1999, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES REPRESENTING AT LEAST 66 2/3% OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS WHEN AGGREGATED WITH THE SHARES OWNED BY ARKANSAS BEST CORPORATION ("PARENT"), WHICH CURRENTLY OWNS APPROXIMATELY 47% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS, AND (II) THE EXPIRATION OR TERMINATION OF ALL APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS.

    THE BOARD OF DIRECTORS OF TREADCO, INC. (THE "COMPANY"), UPON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT) AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.
                             ---------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $.01 per share of the Company (including the associated common stock purchase rights) (collectively, the "Shares") should either (i) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or such facsimile and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or facsimile or deliver such Shares pursuant to the procedure for book-entry transfer set forth in "THE TENDER OFFER -- Procedure for Tendering Shares" or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

    A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedure for guaranteed delivery set forth in "THE TENDER OFFER -- Procedure for Tendering Shares," including the Notice of Guaranteed Delivery.

    Questions and request for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

March 23, 1999

                    THE INFORMATION AGENT FOR THE OFFER IS:
                             D.F. KING & CO., INC.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
INTRODUCTION................................................     1
SPECIAL FACTORS.............................................     3
  Background of the Offer and the Merger....................     3
  Recommendation of the Special Committee and the Board of
     Directors; Fairness of the Offer and the Merger........     7
  Opinion of Financial Advisor..............................     9
  Position of Parent Regarding Fairness of the Offer and the
     Merger.................................................    12
  Certain Projections.......................................    13
  Purpose and Structure of the Transaction..................    14
  Plans for the Company After the Offer and the Merger......    14
  Certain Effects of the Offer and the Merger...............    14
  Interests of Certain Persons in the Offer and the
     Merger.................................................    16
  The Merger Agreement......................................    18
  Dissenters' Rights........................................    24
  Certain Federal Income Tax Consequences...................    25
THE TENDER OFFER............................................    25
  Terms of the Offer........................................    25
  Procedure for Tendering Shares............................    27
  Withdrawal Rights.........................................    29
  Acceptance for Payment and Payment for Shares.............    30
  Price Range of the Shares; Dividends......................    31
  Certain Information Concerning Parent and Newco...........    31
  Certain Information Concerning the Company................    33
  Available Information.....................................    35
  Source and Amount of Funds................................    35
  Dividends and Distributions...............................    36
  Certain Conditions of the Offer...........................    36
  Certain Legal Matters; Regulatory Matters.................    38
  Fees and Expenses.........................................    39
  Miscellaneous.............................................    40
ANNEXES
  ANNEX A -- Opinion of Stephens Inc........................   A-1
  ANNEX B -- Agreement and Plan of Merger...................   B-1
  ANNEX C -- Directors and Executive Officers of Parent and
     Newco..................................................   C-1
  ANNEX D -- Directors and Executive Officers of the
     Company................................................   D-1
  ANNEX E -- Text of Section 262 of the General Corporation
     Law of the State of Delaware...........................   E-1

To the Holders of Common Stock of Treadco, Inc.:

                                  INTRODUCTION

     Arkansas Best Corporation, a Delaware corporation ("Parent") hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including the associated common stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement (as defined below), of Treadco, Inc., a Delaware corporation (the "Company"), at $9.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Parent will pay all fees and expenses of Harris Trust Company of New York, which is acting as the Depositary (the "Depositary"), and D.F. King & Co., Inc. which is acting as Information Agent (the "Information Agent"), incurred in connection with the Offer. See "THE TENDER OFFER -- Fees and Expenses."

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), BASED, AMONG OTHER THINGS, ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE BOARD (THE "SPECIAL COMMITTEE"), HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER (AS DEFINED BELOW) AND DETERMINED THAT THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT) AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Special Committee was recently formed to review and consider a proposal (the "Proposal") from Parent, which currently owns approximately 49% of the outstanding Shares (47% of the outstanding Shares on a fully diluted basis), that the Shares not owned by Parent be acquired for $9.00 in cash per Share. Stephens Inc., financial advisor to the Special Committee ("Stephens"), has delivered to the Special Committee and the Board its written opinion to the effect that, as of the date of such opinion, the $9.00 in cash to be received by the holders of the Shares (other than Parent and its affiliates, directors, officers and employees of the Company, and any holders of more than 10% of the aggregate Shares outstanding (the "Disinterested Stockholders")) in each of the Offer and the Merger is fair to the Disinterested Stockholders, from a financial point of view. Such opinion is set forth in full as ANNEX A hereto. Stockholders should read the full text of Stephens' opinion for a description of the assumptions made, matters considered and procedures followed in rendering such opinion. See "SPECIAL FACTORS -- Opinion of Financial Advisor." See "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" for the various factors considered by the Special Committee in approving the Offer and the Merger and in unanimously recommending that the Board approve the Offer and the Merger.

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") which is being mailed to stockholders of the Company herewith.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN "THE TENDER OFFER -- TERMS OF THE OFFER") THAT NUMBER OF SHARES REPRESENTING AT LEAST 66 2/3% OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS WHEN AGGREGATED WITH THE SHARES OWNED BY PARENT, WHICH CURRENTLY OWNS APPROXIMATELY 47% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"), AND (II) THE EXPIRATION OR TERMINATION OF ALL APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"). THE OFFER IS ALSO SUBJECT

TO OTHER TERMS AND CONDITIONS. SEE "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER."

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 15, 1999 (the "Merger Agreement"), among Parent, Treadco Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Newco"), and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Newco will be merged with and into the Company, with the Company surviving the merger (as such, the "Surviving Corporation") as a wholly-owned subsidiary of Parent (the "Merger" and together with the Offer, the "Transaction"). A copy of the Merger Agreement is attached hereto as ANNEX B.

     In the Merger, each outstanding Share (other than Shares owned by (i) Parent, Newco, the Company, or any direct or indirect subsidiary of Parent or
(ii) stockholders of the Company, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger is subject to a number of conditions, including approval by stockholders of the Company. Under the Company's certificate of incorporation and Delaware law, the approval of the affirmative vote of the holders of the Shares representing 66 2/3% of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. See "SPECIAL FACTORS -- The Merger Agreement."

     As of March 10, 1999, there were 5,072,255 shares issued and outstanding and 290,000 shares reserved for issuance upon the exercise of outstanding stock options. Parent currently owns 2,497,200 shares (the "Parent Shares"). Accordingly, Parent believes that the Minimum Condition will be satisfied if approximately 1,077,637 shares are validly tendered and not withdrawn prior to the Expiration Date. If the Minimum Condition is satisfied and Parent accepts for payment Shares tendered pursuant to the Offer, Parent will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

     Immediately prior to the delivery of the Proposal by Parent to the Company, Shapiro Capital Management Company, Inc. ("Shapiro Capital") entered into an agreement with Parent (the "Support Agreement"), which, among other things, granted Parent a proxy to vote 1,132,775 shares (approximately 21% of the outstanding Shares on a fully diluted basis) beneficially owned by Shapiro Capital for the approval of the Merger and against any corporate action the consummation of which would violate, frustrate the purpose of, or prevent or delay the Merger (the "Shapiro Proxy"). In the Support Agreement, Shapiro Capital reserves the right to tender all Shares owned by it pursuant to the Offer. Based on the number of Shares subject to the Shapiro Proxy when aggregated with the Parent Shares, Parent currently has the voting power to effect the Merger without the affirmative vote of any other stockholder of the Company. See "SPECIAL FACTORS -- Background of the Offer and the Merger" for a further description of the Support Agreement.

     In connection with the execution of the Merger Agreement, the Company amended the Rights Agreement, dated as of September 1, 1991 between the Company and NCNB Texas National Bank (as amended, the "Rights Agreement") governing the Rights to purchase shares of Common Stock at $60.00 per share issued under the Company's Rights Agreement, to provide that the Offer would not constitute an event resulting in a "Distribution Date" (as such term is defined in the Rights Agreement). The Rights Agreement prior to this amendment generally provided that the Rights would not be applicable to any acquisition of the Company by Parent or an affiliate thereof.

     Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in "SPECIAL FACTORS -- Certain Federal Income Tax Considerations."

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER OR THE MERGER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND THE MERGER

     The Company was formed in June 1991 under Delaware Law as a wholly-owned subsidiary of Parent as the successor to the truck tire retreading and new tire sales business previously developed and conducted by another wholly-owned subsidiary of Parent. In September 1991, the Company sold 2.5 million Shares and Parent sold 179,300 Shares in an underwritten public offering at an initial public offering price of $16.00 per Share. The offering was underwritten in part by Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which is acting as financial advisor to Parent in connection with the Transaction. The Company realized $37.2 million and Parent realized $2.7 million in connection with the sale, after the payment of the underwriters' discount. The Company proceeds were used to repay indebtedness under the Company's credit facility and indebtedness owed to Parent, and Parent used its proceeds for general corporate purposes. The initial public offering of the Company reduced Parent's ownership of the Company to approximately 46%.

     In the first quarter of 1998, Parent began an evaluation of its then 46% investment in the Company. The evaluation process focused on, among other things, the performance of the Company, the costs incurred by the Company with respect to its status as a public company, lower interest rates available to Parent under its credit agreement, lower state income tax costs and other tax benefits available to Parent if the Company were a wholly-owned subsidiary. Parent also reviewed the Company's operating ratios for periods from 1990 to 1994, which were significantly better than 1995 and subsequent years. This evaluation resulted in a presentation by Parent's management to Parent's Board of Directors in May 1998 regarding the Company. The presentation included a return on investment analysis assuming the Company achieved its own forecasts and an analysis of Parent's after tax proceeds in the event that the Company never achieved an acceptable return and Parent decided to dispose of its investment in the Company. This analysis reflected the tax benefits of selling assets of the Company rather than stock. The direct tax benefits to Parent of a sale of assets totaled approximately $10 million.

     In July 1998, Parent's management made another presentation to Parent's Board of Directors which was basically the same as the April 1998 presentation except that the transaction costs of purchasing the remaining outstanding shares of the Company were increased. Parent's Board of Directors discussed the possibility of obtaining an option to purchase the shares of the Company's second largest beneficial stockholder, Shapiro Capital, an investment management firm that beneficially owns approximately 21% of the outstanding Shares on a fully diluted basis.

     In August 1998, Samuel R. Shapiro, President of Shapiro Capital, advised John R. Meyers, President of the Company, of his possible interest in disposing of the Shares beneficially owned by Shapiro Capital. Mr. Meyers informed Robert
A. Young, President and CEO of Parent and Chairman of the Board of the Company of such discussions with Mr. Shapiro.

     On September 11, 1998, Parent purchased a block of 177,500 shares for $6.375 per Share in a private block transaction through Stephens. Parent used working capital on hand to purchase such Shares. This purchase represents Parent's sole acquisition of Shares since the Company's initial public offering. Parent filed a Schedule 13D under the Exchange Act with the Commission reflecting this purchase of Shares on September 18, 1998. As a result of this purchase, Parent owned in the aggregate approximately 49% of the total outstanding Shares.

     In November 1998, Morgan Stanley began assisting Parent in its analysis of the Company. Representatives of Morgan Stanley made a presentation regarding the Company to Parent's Board of Directors at its regular meeting on December 10, 1998. Morgan Stanley reviewed with the Board of Directors the Company's financial results, status of the transition of the Company, liquidity of the stock, research coverage, and possible strategic value.

     Morgan Stanley reviewed the following strategic alternatives with Parent's Board of Directors (i) Parent continuing to hold its 49% interest in the Company, (ii) sale of 100% of the Company or (iii) a Parent repurchase of the remaining Company interest held by the public. Morgan Stanley was not requested to, and did not, render a financial opinion regarding the fairness of the consideration in the Offer and the Merger. In addition, Morgan Stanley was not requested to, and did not, solicit third party indications of interest with respect to Parent's interest in the Company. See "THE TENDER OFFER -- Fees and Expenses" for a description of Parent's fee arrangements with Morgan Stanley in connection with the Offer and the Merger.

     Additionally, at this meeting, representatives of the Company made a presentation regarding the Company's 1999 budget and its five-year business plan (the "Management Projections"). This presentation had also been given to the Board of Directors of the Company the previous day. See "Certain Projections."

     After discussion of the alternatives, Parent's Board of Directors concluded that it would be appropriate for Mr. Young to meet with Mr. Shapiro to determine if Shapiro Capital remained interested in selling its Shares.

     On December 18, 1998, the Company announced that it had entered into a settlement of a dispute with Bandag, Incorporated and certain of Bandag's current and former employees arising out of the two companies' former franchise relationship. Under the settlement terms, the Company received a one-time cash payment of approximately $9.995 million and reported additional after-tax income of approximately $5.4 million, which represented $1.06 per Share on an after-tax basis. The settlement payment was applied to reduce the Company's outstanding borrowings under its revolving credit agreement.

     At the direction of Parent's Board of Directors, on January 6, 1999, Mr. Young met with Mr. Shapiro at the principal offices of Shapiro Capital. At such meeting, Mr. Young and Mr. Shapiro proposed various prices and after negotiations, Messrs. Young and Shapiro tentatively agreed to a $9.00 per Share price for the Shares beneficially owned by Shapiro Capital (the "Shapiro Shares"). Subsequently, during the week of January 11, 1999, counsel for Parent and Shapiro Capital exchanged drafts of an agreement for the purchase of the Shapiro Shares. However, Parent and Shapiro Capital determined that in light of the large number of investment management accounts holding the Shapiro Shares, a direct purchase would be impractical.

     Immediately prior to the delivery of the Proposal by Parent to the Company described below, Parent and Shapiro Capital did however enter into the Support Agreement on January 22, 1999, pursuant to which, among other things, Shapiro Capital granted the Shapiro Proxy to Parent to vote the Shapiro Shares (1,132,775 shares (approximately 21% of the outstanding Shares on a fully diluted basis)) for the approval of the Merger and against any corporate action the consummation of which would violate, frustrate the purpose of, or prevent or delay the Merger. The Shapiro Proxy will terminate upon the earlier of (i) July 31, 1999 or (ii) the consummation of the Merger. In addition, the Support Agreement states that Shapiro Capital believes the $9.00 per share cash price is fair, that Shapiro Capital will support the Transaction and that Shapiro Capital reserves the right to tender any and all Shares beneficially owned by it pursuant to the Offer. Parent filed an amendment to the Schedule 13D referred to above reporting the Support Agreement on January 26, 1999 (as amended, the "Schedule 13D"). The Schedule 13D and the Support Agreement, which is attached as an exhibit to the Schedule 13D, are available for inspection and copies are obtainable in the manner set forth in "THE TENDER OFFER -- Available Information."

     On January 22, 1999, Parent delivered to the Board the Proposal, in which Parent offered to enter into a merger agreement with the Company pursuant to which all of the issued and outstanding Shares not owned by Parent would be acquired for cash in an amount equal to $9.00 per Share. The Proposal is attached as an exhibit to the Schedule 13D and is available for inspection and copies are obtainable in the manner set forth in "THE TENDER OFFER -- Available Information."

     Representatives of Parent advised the Company's independent directors that a special committee should be formed to evaluate the Proposal and that such committee would need independent advisors. On January 25, 1999, the independent directors of the Board interviewed representatives of Stephens, an independent investment banking firm located in Little Rock, Arkansas and recommended by representatives of Parent as knowledgeable about the Company. On January 26, 1999, the Board met and formally appointed Robert B. Gilbert and Nicholas M. Georgitsis as the members of the Special Committee to, among other things, consider how the Company should respond to the Proposal. On January 28, 1999, the Special Committee retained Kutak Rock as independent legal advisor to the Special Committee, and on January 29, 1999, the

Special Committee retained Stephens as independent financial advisor to the Special Committee. Since analysts for Stephens had written research reports about the Company in the past, and Stephens had previously been a market maker for the Shares, the Special Committee chose not to interview any other investment bankers. During the first two weeks of February 1999, Stephens and Kutak Rock conducted due diligence regarding the proposed transaction at the offices of the Company.

     On February 2, 1999, counsel for Parent sent Kutak Rock a draft Merger Agreement which provided for a self-tender by the Company to purchase for cash the Shares not owned by Parent. On February 10, 1999, the Special Committee met in person with its financial and legal advisors to consider the Proposal and the terms and conditions of the draft of the Merger Agreement. At this meeting the Special Committee and its financial and legal advisors discussed their comments regarding the proposed structure, particularly the Company tender offer, the results of due diligence and the appropriateness of the Offer Price. On February 12, 1999, representatives of Parent, including its financial and legal advisors, met by telephone conference with the Special Committee's financial and legal advisors. During such meeting the parties discussed the structure of the Transaction and the Offer Price. Specifically, the advisors of the Special Committee requested that the Transaction be structured as a tender offer by Parent or a one-step merger transaction instead of a tender offer by the Company, which utilized the credit facility and working capital of the Company to finance the Offer and asked if Parent had offered its best price for the Shares. Parent agreed to consider the Special Committee's concerns regarding the requirements that the Company initiate a tender offer for the Shares but advised the Special Committee that the $9.00 Offer Price was its best and highest price. Parent, however, agreed to review with Stephens certain information on which its analysis would be based.

     On February 16, 1999, the Special Committee met telephonically with its legal and financial advisors. The advisors reported to the Special Committee the results of the February 12, 1999 conference call with the Parent and its advisors. Stephens advised the Special Committee of the results of its initial analyses of the fairness of the Offer Price. Such initial analyses indicated that, while the Offer Price may be fair, a better Offer Price might be obtainable if Stephens specifically requested Parent to consider a $10.00 Offer Price and offer its analyses and other justification in support thereof. The Special Committee instructed Stephens to suggest to Parent an offer price of $10.00 and to provide Parent with analyses supportive of this price. It also instructed Kutak Rock to reiterate its concerns regarding the Merger Agreement, including terms requiring the Company to initiate a self-tender and those specifying certain conditions under which Parent would be entitled to a break-up fee.

     On February 18, 1999, representatives of Parent, including its financial and legal advisors, met by telephone conference with the Special Committee's financial and legal advisors. During such meeting the parties again discussed the structure of the Transaction and the Offer Price. Specifically, Stephens outlined its due diligence and preliminary valuation methodology to date. After various discussions among the parties, Stephens again suggested that Parent raise the Offer Price, and suggested an Offer Price of $10.00 would be more appropriate in light of its analysis. In response, David E. Loeffler, Vice President and CFO of Parent, indicated that Parent was not willing to raise the Offer Price. Mr. Loeffler did agree to review Stephens' preliminary analysis and certain information on which its analysis was based. Legal counsel for the Special Committee then reiterated the Special Committee's concerns over the structure of the Transaction as a self-tender and requested that Parent be the bidder in any tender offer for the Shares. Such counsel also expressed concern over a proposed $1 million break-up fee payable to Parent by the Company under certain conditions.

     On February 22, 1999, Stephens sent Parent a letter which set forth summary financial information derived from the Management Projections, summary financial information derived from financial projections for the Company prepared by Stephens with input from the Company's management which assumed a lower revenue growth rate and a lower operating margin (the "Revised Projections") than the Management Projections and various valuation methodologies utilizing the Revised Projections. In such letter, Stephens again asked Parent to consider raising the Offer Price and suggested that $10.00 per Share would be more appropriate. Such letter did not indicate, however, that an Offer Price of less than $10.00 per Share would not be fair.

     On February 25, 1999, representatives of Parent met by telephone conference with Stephens to discuss the Stephens letter of February 22, 1999. Mr. Loeffler indicated that Parent believed that the $9.00 per Share Offer Price was fair and that Parent was not willing to raise its offer. Mr. Loeffler also noted his belief that the Management Projections were too aggressive for a fairness analysis in light of the Company's past failures to meet its budget and operating income for the first part of 1999 being substantially behind budget. Mr. Loeffler then informed Stephens that Parent was willing to make some changes to the structure of the Transaction in response to the concerns over the structure of the Transaction.

     On February 26, 1999, representatives of Parent, including its legal advisors, met by telephone conference with the Special Committee's financial and legal advisors. During such meeting legal counsel for the Special Committee advised Parent that, among other things, the Special Committee wanted Parent to conduct the tender offer, the elimination or substantial reduction in the triggers and amount of the break-up fee and certain other protections to insure that the Offer and the Merger would close. The Special Committee also requested that Parent modify the Merger Agreement to provide a sale premium recapture ("Recapture") such that if, within one year after the Merger is consummated, Parent sells the Company, then it would pay pro ratably to all stockholders of the Company as of the date of the Merger Agreement, any premium Parent would otherwise receive in such sale. Premium in this instance would have been the amount of any excess received by Parent over the value of the Company assuming such value to be equivalent of a $9.00 price per Share for all outstanding Shares. Representatives of Parent indicated their willingness to make certain of the requested changes and reiterated that they believed the $9.00 Offer Price to be fair and that Parent would not agree to the Recapture. Later that day, counsel for Parent distributed a revised draft of the Merger Agreement to the parties that provided, among other things, for Parent making the tender offer, the use of funds solely from Parent to consummate the Offer and the Merger and the reduction of the break-up fee from $1 million plus expenses of Parent to $675,000 inclusive of expenses of Parent.

     On March 2, 1999, counsel to Parent met by telephone conference with Stephens and Kutak Rock to discuss the revised draft of the Merger Agreement, and on March 3, 1999, counsel for Parent distributed a revised draft of the Merger Agreement reflecting certain changes discussed the prior day, including, among other things, further limiting the type of events that would trigger the break-up fee.

     On March 5, 1999 the Special Committee met telephonically with its financial and legal advisors. Stephens advised the Special Committee that Parent once again had declined to increase the Offer Price and had declined to include the Recapture in the Merger Agreement. Stephens indicated that it would likely be prepared to render an opinion on the fairness of a $9.00 offer price from a financial point of view provided that it and the Special Committee receive certain assurances from Parent that to its knowledge that there is no fact, circumstance, occurrence or event not disclosed to Stephens in their preparation of the Revised Projections that Parent believed would significantly impact the Company's operating results for fiscal 1999. The Special Committee instructed Stephens and Kutak Rock to request such assurances of Parent. The Special Committee also instructed Kutak Rock to request that Parent in the Merger Agreement represent that it knows of no current discussions or negotiations involving the sale of the Company to a third party.

     On March 5, 1999, counsel to Parent met by telephone conference with Stephens and Kutak Rock to discuss the revised draft of the Merger Agreement. Counsel for the Special Committee indicated that the latest changes were acceptable to the Special Committee and that the Special Committee was ready to proceed with the Transaction as provided in the latest draft of the Merger Agreement subject to certain changes to the Merger Agreement including the foregoing representations of Parent regarding a lack of a third party proposal, the Special Committee receiving an opinion from Stephens that the $9.00 Offer Price was fair to the Disinterested Stockholders and that Stephens receive certain information from Parent regarding the Management Projections and the Revised Projections. Later that day, counsel for Parent distributed a draft of a side letter containing certain assurances of Parent with respect to the Management Projections and, as discussed above, the Revised Projections, which was subsequently executed and delivered to Stephens by Parent on March 15, 1999.

     On March 9, 1999, the Special Committee and its legal and financial advisors met telephonically. At this meeting, Stephens advised that the assurances regarding the Revised Projections by Parent were acceptable, and Kutak Rock advised that the Special Committee's final comments to the Merger Agreement had been appropriately resolved.

     On March 15, 1999, the Special Committee unanimously determined to recommend the proposed transaction to the Board of Directors of the Company after Stephens expressed the opinion (subsequently confirmed in its written opinion) that, on the basis of, and subject to the matters stated in its opinion, the consideration to be received by the Disinterested Stockholders pursuant to the Offer and the Merger is fair to the Disinterested Stockholders from a financial point of view. Later that day, the Board, with all directors participating by conference telephone, met to consider the Offer and the Merger. The Special Committee, with representatives of Stephens and Kutak Rock participating, reported to the Board on its review of the Offer, the Merger and the Merger Agreement and its recommendation of the proposed transaction as fair to the holders of Shares (other than Parent) (the "Public Stockholders"). After receiving the recommendation of the Special Committee, asking questions of the Special Committee as well as its financial and legal advisors and receiving a further explanation of the provisions of the Offer and Merger Agreement from representatives of Parent and its legal advisors, the Board unanimously approved the Offer, the Merger and the Merger Agreement.

     Subsequently that day, the Board of Directors of Parent, at a special meeting held by conference telephone to consider the matter, unanimously approved the Offer, the Merger and the Merger Agreement. Representatives of Parent and the Company completed execution of the Merger Agreement, and the proposed Offer and the Merger were announced the next day.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER

     The Special Committee has unanimously (a) determined that the Offer and the Merger, taken together, are fair to the Public Stockholders, (b) recommended that the Board approve the Offer and adopt the Merger Agreement and the transactions contemplated thereby in accordance with the Delaware Corporation Law, (c) resolved to recommend that Public Stockholders accept the Offer and approve the Merger Agreement, and (d) recommended that the Board take action to render the Rights inapplicable to the Offer and the Merger.

     In recommending approval of the Merger Agreement and the transactions contemplated thereby, and recommending that the Public Stockholders tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including:

     (i) The results of operations, financial condition, assets, liabilities, business strategy and prospects of the Company and the nature of the industry in which the Company competes. The members of the Special Committee were generally familiar with the Company's business, results of operations and prospects and further reviewed the Company's business, conditions and prospects in the course of various meetings referred to above.

     In evaluating the Company's prospects, the Special Committee with the assistance of its financial advisor considered the substantial risks inherent in the tire retreading and new tire businesses, including the increasingly competitive environment in which the Company operates, and consolidations in the industry leading to economies of scale. The Special Committee determined that these factors indicated an industry trend favoring larger companies with sustainable economies of scale. The Special Committee determined that these economies were not available to the Company and, without significant additional investment over time, these would not be available to the Company in the future. The Special Committee also considered the recent losses of certain key marketing and sales personnel, which losses were represented by management of the Company to further undermine the Company's short-term competitive abilities.

     The Special Committee also considered certain projected financial data in considering the Company's prospects. See "Certain Projections."

     (ii) The opinion of Stephens to the effect that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the $9.00 per Share cash consideration to be received by the Disinterested Stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. THE FULL TEXT OF STEPHENS' OPINION IS ATTACHED AS ANNEX A HERETO AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     (iii) The historical trading prices of the Shares, the historical trading volume and liquidity in the trading market for the Shares, and the relationship of the $9.00 per Share Offer Price to the historical market prices for the Common Stock, including the fact that the Offer Price represents a 33.3% premium over the $6.75 per share closing price of the Company's Common Stock on December 23, 1998, the trading day thirty days prior to the public announcement of the Proposal.

     (iv) The fact that Parent has advised the Company that it is not aware of any current offer or indication of interest from any person regarding the sale of the Company and that, since January 22, 1999, the date of the announcement of Parent's Proposal, no person or entity has publicly communicated such an offer or indication of interest in acquiring the Company, or a significant position in the Shares.

     (v) The view of the Special Committee, after consultation with its financial and legal advisors, that the terms of the Merger Agreement, including the amounts payable to Parent in the event of termination, which amounts are believed by the Special Committee to approximate Parent's expenses incurred in the Transaction, would not materially deter bona fide acquisition proposals by third parties.

     (vi) The fact that the Merger Agreement includes an obligation for Parent to make a first-step cash tender offer thereby enabling the Public Stockholders who tender their shares to receive cash consideration without waiting for the Merger to be consummated. Also considered favorable was the fact that Public Stockholders who do not tender their Shares pursuant to the Offer would receive in the Merger the same cash price per share paid by Parent in the Offer (unless they elect to exercise their statutory dissenters' rights).

     (vii) The availability of judicial appraisal rights under Section 262 of the Delaware General Corporation Law ("DGCL") to stockholders of the Company who dissent from the Merger.

     (viii) The fact that Shapiro Capital had indicated to Parent its willingness to accept $9.00 for its Shares, and its granting to Parent of the Shapiro Proxy to vote in favor of the Merger on its behalf.

     (ix) The fact that due to Parent's ownership position in the Company's Common Stock, coupled with the proxy from Shapiro Capital, Parent possesses sufficient votes to effect the Merger and to prevent any effort by a third party to acquire control of the Company except with the consent of Parent.

     In light of the Company's return on equity over recent periods, the Special Committee did not consider net book values or liquidation value to be appropriate indicators of the value of the consideration to be received by the Public Stockholders.

     In addition to the factors listed above, the Board and the Special Committee had each considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was reflected (i) in part by the price of $9.00 per Share to be paid in the Offer and the Merger and (ii) was considered in the premium and other analyses performed by Stephens.

     In reaching its decision to approve the Merger Agreement and recommending acceptance of the Offer, the Special Committee relied on the factors identified above. Because of the appointment of the Special Committee and its engagement of Stephens and Kutak Rock, neither the Special Committee nor the Board considered it necessary to retain additional representatives to act solely on behalf of the Public Stockholders for purpose of negotiating the terms of the Transaction.

     The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive but includes the material factors considered by the Special Committee in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

     The Board, by a unanimous vote of all directors, based in part on the recommendation and approval of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to the Public Stockholders. The Board, by a unanimous vote of all directors, has recommended that all holders of Shares (other than Parent and certain affiliates) accept the Offer and tender their Shares pursuant to the Offer.

     In reaching its determinations referred to above, the Board considered the recommendation of the Special Committee and the factors set forth immediately above, each of which, in view of the Board, supported such determinations.

     The Board, including the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things:

     (i) the Special Committee consisted of independent directors appointed to represent the interests of the Public Stockholders.

     (ii) the Special Committee retained Stephens as its independent financial advisor to assist them in evaluating the Offer and the Merger.

     (iii) the Special Committee retained and was advised by independent legal counsel.

     (iv) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto.

     (v) the fact that Shapiro Capital had indicated to Parent its willingness to accept $9.00 per Share through the execution of the Support Agreement, and the fact that the terms and conditions of the Merger Agreement, including the $9.00 per Share price, were actively negotiated between the Special Committee, on the one hand, and Parent, on the other hand.

     The Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company other than Parent, and that Parent through its Share ownership and the Shapiro Proxy has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Board and the Special Committee recognized that Parent is required pursuant to the Merger Agreement to vote its Shares in favor of the Merger.

     Parent advised the Special Committee and the Board that it has not received, and the Company, the Board and Special Committee did not receive any indications of interest or proposals regarding the acquisition of the Company after the public announcement of the Proposal.

OPINION OF FINANCIAL ADVISOR

     Stephens was retained by the Special Committee to assist it in evaluating the fairness, to the Disinterested Stockholders, from a financial point of view, of the Offer Price and the Merger Consideration. At the meeting of the Company's Board of Directors held on March 15, 1999, Stephens delivered to the Special Committee a written opinion stating that each of the Offer Price and the Merger Consideration is fair to the Disinterested Stockholders from a financial point of view. In arriving at its written opinion, Stephens (i) reviewed certain publicly available business and financial information relating to the Company;
(ii) reviewed certain information including internal financial statements, financial projections (Management Projections and Revised Projections), and other financial and operating data concerning the Company furnished to Stephens by the Company and Parent; (iii) held discussions with certain senior officers, directors and other representatives or advisors of the Company and Parent concerning the business, operations and prospects of and potential strategic alternatives available to the Company; (iv) reviewed the reported price and trading activity for the Company's common stock; (v) analyzed certain financial and stock market information for the Company as compared with similar information for other publicly traded companies; (vi) reviewed the financial terms, to the extent publicly available, of certain comparable business combinations; (vii) reviewed the Merger Agreement, the exhibits thereto, and other related documents; and (viii) performed certain discounted cash flow analyses and other studies and analyses as it considered appropriate. In addition, Stephens considered for the purposes of its opinion, recent trends in the new tire and retreaded tire industry and the competitive position of the Company.

     In arriving at its opinion, Stephens performed a variety of financial analyses, the material portions of which are summarized below. This summary does not purport to be a complete description of the analyses performed by Stephens. In addition, Stephens believes that its analyses must be considered as a whole and that selecting portions of its analysis or the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses. Stephens did not draw any specific conclusions from or with regard to any one method of analysis in isolation from others. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial or summary description. The matters considered by Stephens in arriving at its opinion are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Parent's and the Company's control. The analyses performed by Stephens are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which such business actually may be sold. Because such analyses are inherently subject to uncertainty, none of the Company, Parent or Stephens or any other person assumes responsibility if future events do not conform to the judgments reflected in the opinion of Stephens.

     In rendering its opinion, Stephens assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise reviewed by or discussed with Stephens. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with Stephens, the management of the Company advised Stephens that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Stephens did not make or obtain an independent evaluation or appraisal of the assets, liabilities (contingent or otherwise and including the loss and loss adjustment expense reserves) or reserves of the Company nor did Stephens make any physical inspection of the properties or assets of the Company.

     The full text of the written opinion of Stephens dated March 15, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as ANNEX A and is incorporated herein by reference. Holders of Shares are urged to read the opinion carefully in its entirety. Stephens' opinion is directed only to the fairness of the Offer Price and the Merger Consideration to the Disinterested Stockholders from a financial point of view. The summary of the opinion of Stephens set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of such opinion.

     Overview. In its presentation to the Special Committee, Stephens presented an overview of the Proposal, the Offer and the Merger and the negotiations leading to the definitive Merger Agreement. Stephens reviewed the recent historical performance of the Company as well as its future performance as projected by the management of the Company.

     Stephens noted that at $9.00 per Share, the implied value of common equity, including the value of stock options and performance award units plus the amount of assumed debt less the amount of assumed cash and cash equivalents ("Implied Total Transaction Value") of the entire Company was approximately $58.1 million. This Implied Total Transaction Value represented approximately 0.3x the Company's 1998 and estimated 1999 revenues included in the Revised Projections; 5.9x and 4.8x the Company's 1998 earnings, before interest, taxes, depreciation and amortization ("EBITDA") (restated to exclude the effects of the Bandag settlement and related litigation expenses) and estimated 1999 EBITDA included in the Revised Projections, respectively; and 15.9x and 10.7x the Company's 1998 earnings, before interest, taxes and amortization ("EBITA") (restated to exclude the effects of the Bandag settlement and related litigation expenses) and estimated 1999 EBITA included in the Revised Projections, respectively. The total implied value of common equity, including the value of stock options and performance award units ("Implied Transaction Value") of the entire Company was approximately $46.3 million. This Implied Transaction Value represented 47.3x and 17.1x the Company's 1998 net income (restated to exclude the effects of the Bandag settlement and related litigation expenses) and estimated 1999 net income included in the Revised Projections, respectively and approximately 0.7x the Company's 1998 and estimated 1999 book value.

     Valuation Analysis. Stephens arrived at ranges of value for the Company's Shares by utilizing four principal valuation methodologies: a comparable company analysis; a comparable transaction analysis; a discounted cash flow analysis; and an analysis of premiums paid in similar transactions. Stephens also analyzed the historical trading (including price and volume) of the Company's Shares.

     Comparable Company Analysis. Stephens compared certain publicly available financial information, operating data and projected financial performance (research analyst estimates per I/B/E/S) of five companies that Stephens believed to be appropriate for comparison, specifically, TBC Corporation ("TBC"); Bandag, Inc.; Standard Products Co.; Cooper Tire & Rubber Co. ("Cooper"); and Goodyear Tire & Rubber Co. ("Goodyear"), to corresponding financial and operating data of the Company. Stephens derived ranges of implied value for the Company's Shares by examining the comparable companies' trading ratios of a) market value of common equity plus total debt less cash and cash equivalents ("Total Market Capitalization") to 1998 EBITDA of 4.0x to 5.9x; b) Total Market Capitalization to 1998 EBITA of 5.9x to 8.1x; c) market price of common shares to reported 1998 earnings per share of 6.8x to 12.3x; and d) the market price of common shares to estimated 1999 earnings per share (per research analyst estimates from I/B/E/S) of 6.3x to 11.7x.

     Stephens derived a range of implied values for the Company's Shares of $5.45 to $9.34 based on a ratio of Total Market Capitalization to 1998 EBITDA (excluding the effects of the Bandag settlement and related litigation expenses); a range of $2.02 to $4.19 based on a ratio of Total Market Capitalization to 1998 EBITA (excluding the effects of the Bandag settlement and related litigation expenses); a range of $1.93 to $3.08 based on a ratio of market price of common shares to 1998 earnings per share (excluding the effects of the Bandag settlement and related litigation expenses); and a range of $4.26 to $7.46 based on a ratio of market price of common shares to 1999 estimated earnings per share included in the Revised Projections.

     Comparable Transaction Analysis. Stephens analyzed the financial terms, to the extent publicly available, of three transactions involving businesses comparable to that of the Company which were announced since May 5, 1996. The selected transactions were Goodyear's acquisition of Brad Ragan, Inc.; Cooper's acquisition of Avon Tyres PLC, and TBC's acquisition of Big O Tires. Stephens derived ranges of implied value for the Company's shares by examining the comparable transaction ratios of a) the price paid for the common equity plus assumed debt less assumed cash ("Total Transaction Value") to latest twelve month EBITDA which ranged from 6.2x to 14.1x; b) the Total Transaction Value to latest twelve month EBITA which ranged from 9.2x to 20.1x; and c) the price paid for the common equity ("Transaction Value") to latest twelve month net income which ranged from 22.5x to 46.4x.

     Stephens derived a range of implied values for the Company's Shares of $9.34 to $17.10 based on a ratio of Total Transaction Value to 1998 EBITDA (excluding the effects of the Bandag settlement and related litigation expenses); a range of $4.91 to $12.14 based on a ratio of Total Transaction Value to 1998 EBITA (excluding the effects of the Bandag settlement and related litigation expenses); and a range of $3.86 to $7.71 based on a ratio of Transaction Value to 1998 net income (excluding the effects of the Bandag settlement and related litigation expenses).

     Discounted Cash Flow Analysis. Stephens performed a discounted cash flow analysis of the Company based upon the Revised Projections. Utilizing these projections, Stephens calculated a range of implied value per share based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows of the Company for the years ending December 31, 1999 through 2003 and a projected terminal value at 2003 less debt plus cash as of December 31, 1998 and divided by the number of the Company's fully diluted shares outstanding. Stephens applied several discount rates (ranging from 11.0% to 13.0%) and multiples of EBITDA (ranging from 5.0x to 7.0x) to generate the terminal value. Utilizing this methodology, the implied range of value per Company Share was $7.39 to $12.28.

     Premiums Paid Analysis. Stephens compared the premiums over market prices paid in 17 selected reported transactions from May 21, 1997 through December 17, 1998 in which a large or controlling stockholder bought out the remaining public stockholders in a going private transaction. Stephens compared the per share prices paid in such transactions with the closing price for the target's stock thirty days and one day prior to announcement of the subject transactions. The average premium paid in these transactions was 37.2% and 30.1% over the subject target's closing per share price thirty days and one day prior to announcement, respectively. This was compared to similarly calculated premiums of 33.3% and 38.5% for the Shares thirty days and one day prior to the January 22, 1999 announcement of the Proposal, respectively.

     Information Concerning Stephens. Stephens is a nationally recognized investment banking firm and, as a customary part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and for other purposes. The Special Committee selected Stephens as a financial advisor because of its expertise, reputation and familiarity with the Company. The Special Committee engaged Stephens to render a fairness opinion in connection with the Transaction. The Company agreed to pay Stephens a reasonable and customary fee upon the rendering of a fairness opinion. The Company has agreed to reimburse Stephens for out-of-pocket expenses (including fees and disbursements of their counsel) and to indemnify Stephens and certain related persons against certain liabilities in connection with rendering the fairness opinion and serving as the Special Committee's financial advisor.

POSITION OF PARENT REGARDING FAIRNESS OF THE OFFER AND THE MERGER

     Parent believes that the consideration to be received by the Public Stockholders pursuant to the Offer and the Merger is fair to the Public Stockholders. Parent bases its belief on the following facts and conclusions:

     (i) the Company's Board and the Special Committee concluded that the Offer and the Merger, taken together, are fair to and in the best interests of the Public Stockholders;

     (ii) notwithstanding the fact that Stephens Opinion was addressed to the Special Committee, and that Parent is not entitled to rely on such opinion, the Special Committee received an opinion from Stephens that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be received in the Offer and the Merger is fair to the Disinterested Stockholders from a financial point of view;

     (iii) the support of the Transaction by Shapiro Capital, the largest independent stockholder of the Company, which was the product of arms-length negotiations;

     (iv) neither the Company nor Parent have received any indications of interest from third parties regarding the acquisition of the Company since the announcement of the Proposal;

     (v) the consideration stated in the Offer and the Merger for purchase of the Shares not already owned by Parent represents a premium of 38.5% over the closing price of the Shares on January 21, 1999, the day prior to announcement of the Proposal, and a premium of approximately 33.3% over the closing price thirty days prior to the announcement of the Proposal;

     (vi) although the current prices for the Shares reflect a decline in value of the Company over historical market prices, such decline is attributable to the deterioration in the Company's financial results and business prospects in recent years as well as concerns about the Company's position within the truck tire industry in general;

     (vii) the Shares provide only limited liquidity for the Company's stockholders and that condition is not likely to change in light of the lack of analyst coverage of the Company and limited trading volume of the Shares; and

     (viii) the other factors enumerated by the Special Committee as supporting their recommendation of the Offer and the Merger.

     Parent found it not practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. In light of the nature of the Company's business and the Transaction, Parent did not consider net book value or liquidation value to be appropriate indicators of the value of the consideration to be received by the Public Stockholders.

CERTAIN PROJECTIONS

     In the course of the discussions between the parties, the Company provided Parent and Stephens with the Management Projections and Stephens, with the input of the management of the Company, prepared the Revised Projections as described in "SPECIAL FACTORS -- Background of the Offer and the Merger" regarding the Company. Stephens and the management of the Company discounted the Management Projections since management of the Company and Stephens believed that they were overly optimistic due to, among other things, increased competition within the tire industry, the Company's actual performance during the past three years and the first two months of 1999 and the Company's failure to meet its projections in prior years. Accordingly, the Management Projections were not given significant consideration by the Special Committee in reaching their conclusions about the fairness of the Offer and the Merger to the Public Stockholders. In addition, Stephens reviewed but did not rely on the Management Projections except to provide an initial starting point for the formulation by Stephens with input from the Company's management of the Revised Projections. However, the Special Committee and Stephens did review and consider the Revised Projections which are not publicly available and contain, among other things, the summary financial information set forth below.

                                                             YEAR ENDING DECEMBER 31,
                                                    ------------------------------------------
                                                     1999     2000     2001     2002     2003
                                                    ------   ------   ------   ------   ------
                                                       (IN MILLIONS EXCEPT PER SHARE DATA)
Revenue...........................................  $191.9   $203.0   $214.7   $227.2   $240.4
Operating Income..................................     5.4      7.1      8.4     10.1     11.5
Net Income........................................     2.7      3.7      4.5      5.6      6.5
Earnings Per Share................................  $ 0.53   $ 0.73   $ 0.89   $ 1.10   $ 1.28

     THE COMPANY (I) DOES NOT, AS A MATTER OF COURSE, MAKE PUBLIC FORECASTS AS TO FUTURE REVENUES OR PROFITS AND (II) THE FOREGOING PROJECTIONS WERE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS CAN BE REALIZED OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED. THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. NONE OF THE COMPANY OR PARENT OR THEIR RESPECTIVE ADVISORS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THE PROJECTIONS. THE INCLUSION OF THE FOREGOING PROJECTIONS SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY OR PARENT OR ANY OTHER PERSON WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS. NEITHER THE COMPANY NOR PARENT INTENDS TO UPDATE, REVISE OR CORRECT SUCH PROJECTIONS IF THEY BECOME INACCURATE (EVEN IN THE SHORT TERM). A NUMBER OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FOREGOING PROJECTIONS, INCLUDING GENERAL ECONOMIC CONDITIONS; COMPETITIVE INITIATIVES AND PRICING PRESSURES; AVAILABILITY AND COST OF CAPITAL; SHIFTS IN MARKET DEMAND; WEATHER CONDITIONS; GOVERNMENT REGULATIONS; THE PERFORMANCE AND NEEDS OF INDUSTRIES SERVED BY THE COMPANY; ACTUAL FUTURE COSTS OF OPERATING EXPENSES SUCH AS THE PRICE OF OIL; SELF-INSURANCE CLAIMS AND EMPLOYEE WAGES AND BENEFITS; AND THE TIMING AND AMOUNT OF CAPITAL EXPENDITURES.

PURPOSE AND STRUCTURE OF THE TRANSACTION

     The purpose of the Offer is for Parent to acquire the entire equity interest in the Company. Following the Offer, Parent intends to acquire any remaining equity interest in the Company through the consummation of the Merger.

     In order to provide a prompt and orderly transfer of sole ownership of the Company to Parent and to expedite the time during which stockholders may receive cash for their Shares, the Transaction has been structured as a cash tender offer by Parent followed by a merger of Newco with and into the Company in which, subject to the terms and conditions of the Merger Agreement, the remaining equity interest in the Company (other than the Parent Shares) not acquired pursuant to the Offer will be exchanged for the Merger Consideration. See "Background of the Offer and the Merger" for a description of the negotiations among the parties regarding the structure of the Transaction.

     The present requirement to maintain the listing of the Shares on the Nasdaq National Market and registration of the Shares under the Exchange Act imposes on the Company direct and indirect compliance costs that would be eliminated after consummation of the Transaction. In addition, compliance with such ongoing requirements impose an administrative burden on the Company, resulting in the diversion of management time and resources.

     In addition, boards of directors of publicly-traded companies often have to address conflicts of interest that inevitably arise as a result of the differing interests and goals of majority and minority stockholders. Parent believes that eliminating the potential for any conflict between the interests of Parent and the other stockholders of the Company is a substantial benefit of the Transaction.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER

     It is expected that, immediately following the Merger, Parent will continue its review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Parent may retain advisors or consultants to assist in such review. Any such changes could include changes in the Company's business, corporate structure, capitalization, management or dividend policy or a sale or recapitalization of the Company. See "Certain Effects of the Offer and the Merger."

     Pursuant to the Merger Agreement, the directors of Newco along with John R. Meyers, a current director and the President and Chief Executive Officer of the Company, will be the directors of the Company upon consummation of the Merger, and the officers of the Company will remain the officers of the Company, after the Merger.

     Except as described herein, Parent has no current plans or proposals, and since the Proposal has not engaged in any discussions with any third parties, that would relate to, or result in, any extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation involving the Company, a sale or transfer of a material amount of assets of the Company, any change in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure or personnel. However, Parent reserves the right to effect such actions or effect such changes as its deems desirable.

CERTAIN EFFECTS OF THE OFFER AND THE MERGER

     If the Offer and the Merger are consummated, the Public Stockholders will not have the opportunity to participate in the future earnings, profits, and growth of the Company and will not have a right to vote on corporate matters. Parent, as the parent company of the Company, will own a 100% interest in the net book value and net earnings of the Company and will benefit from any increase in the value of the Company following the Offer and the Merger. Any such increase could be realized by Parent through a sale or recapitalization of the Company. Similarly, Parent will bear the risk of any decrease in the value of the Company after the Merger and the Public Stockholders will not face the risk of a decline in the value of the Company after the Merger.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the stockholders of the Company other than Parent. Parent cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

     It is possible that the Offer could be consummated but the Merger fails to occur if certain conditions to the Merger are not satisfied and not waived by Parent. See "Merger Agreement -- Conditions to Merger." This outcome could have certain adverse effects on any holders of Shares who do not tender their Shares in the Offer, including adverse effects on the value, liquidity or trading market of the Shares. These and certain other adverse effects are described more fully in the remainder of this section.

     If the Offer closes but the Merger fails to occur, Parent could own a number of Shares sufficient to give it voting control of the Company and enable it to approve a merger, recapitalization, asset sale or other extraordinary transaction involving the Company without the necessity of obtaining the affirmative vote or approval of any other stockholders. The Merger Agreement does not prohibit Parent or any third party from offering consideration of less than $9.00 per share to the remaining holders of the Shares in any such transaction. Parent, however, does not have any intention to consummate the Offer without also subsequently consummating the Merger pursuant to the terms of the Merger Agreement.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq National Market for continued listing and may, therefore, be delisted from such exchange. According to the Nasdaq National Market's published guidelines, the Shares might no longer be eligible for quotation on the Nasdaq National Market if, among other things, either (i) the number of publicly-held Shares is less than 750,000, there are fewer than 400 holders of at least 100 shares, the aggregate market value of the publicly-held Shares is less than $5 million, net tangible assets are less than $4 million and there are fewer than two registered and active market makers for the Shares, or (ii) the number of publicly-held Shares is less than 1,100,000, there are fewer than 400 holders of at least 100 shares, the aggregate market value of publicly held Shares is less than $15 million, and either (x) the Company's market capitalization is less than $50 million or (y) the total assets and total revenue of the Company for the most recently completed fiscal year or two of the last three most recently completed fiscal years does not exceed $50 million and there are fewer than four registered and active market makers. As of March 10, 1999, there were 5,072,255 shares outstanding held of record by 171 holders (not including beneficial holders of Shares in street name).

     If the Shares were to cease to be quoted on the Nasdaq National Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges or through the National Association of Securities Dealers Automated Quotation System, Inc. ("Nasdaq").

     The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated if the Shares are not listed on a national securities exchange and there are less than 300 holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with stockholder action and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on a securities exchange or Nasdaq reporting.

     Following consummation of the Merger, the Shares will be delisted from the Nasdaq National Market, and the registration of the Shares under the Exchange Act will be terminated. Accordingly, following the Merger, there will be no publicly-traded securities of the Company outstanding, and the Company will no longer be required to file reports with the Commission.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     In considering the recommendation of the Special Committee and the Board with respect to the Offer and the Merger, stockholders should be aware that certain members of the Company's management and the Board have certain interests which are referred to below and which present them with actual or potential conflicts of interest in connection with the Transaction.

     General. During the Company's previous three fiscal years, the Company has engaged in certain transactions and entered into various agreements with Parent and its subsidiaries, and Parent and its subsidiaries have had numerous contacts with the Company. Certain employees working on behalf of the Company have assisted Parent and Newco with respect to the Transaction. No employee working on behalf of the Company has, or will, receive any additional or separate compensation for such services.

     Service Fees and Other Related Party Transactions. The Company is a party to a Transition Services Agreement with Parent whereby Parent provides services in the areas of accounting, data processing, financial, legal, tax, cash management, human resources, and risk management activities. The Transition Services Agreement is effective indefinitely, unless terminated by either party on 90 days' notice. The Agreement requires the Company to pay a service fee for these services based on the value and cost of services provided. Certain other expenses, primarily data processing and programming services, are charged to the Company based on their actual cost to Parent. Total fees charged to the Company under this agreement were as follows:

                                                      1998         1997         1996
                                                   ----------   ----------   ----------
Service Fee......................................  $1,342,800   $1,400,021   $1,543,829
Data Processing Services.........................   1,361,646    1,225,298    1,018,213
                                                   ----------   ----------   ----------
          Total..................................  $2,704,446   $2,625,319   $2,562,042
                                                   ==========   ==========   ==========

In November 1998, the Company purchased from Parent an office building for use as the Company's headquarters. As consideration, the Company transferred its present headquarters building to Parent along with a cash payment of $500,000. In the opinion of management of the Company, the transaction values were fair to the Company.

     Director and Officer Interlocks. Three of the six members of the Board are currently members of the Parent's Board or are officers of Parent, and some of the Company's executive officers are also officers of Parent. See ANNEXES C and D for a listing of each of the directors and officers of Parent, Newco and the Company. Pursuant to the Merger Agreement, the directors of Newco along with John R. Meyers, a current director and the President and Chief Executive Officer of the Company, will be the directors of the Company upon consummation of the Merger, and the officers of the Company will remain the officers of the Company after the Merger.

     Beneficial Ownership of Shares by Directors and Officers of Parent or Newco. As of December 31, 1998, the following directors and executive officers of Parent or Newco owned the following number of Shares and held stock options to purchase Shares:

                                                                                             TOTAL NUMBER
                                                                                           OF SHARES SUBJECT
                                                                           NUMBERS OF          TO STOCK
NAME                                                TITLE                SHARES OWNED(1)     OPTIONS HELD
----                                                -----                ---------------   -----------------
Robert A. Young III..................  President, CEO & Director of
                                         Parent                              10,000             25,000
William A. Marquard..................  Chairman of Parent                    10,000             25,000
John H. Morris.......................  Director of Parent                        --             25,000
J. Lavon Morton......................  Vice President of Parent               1,000                 --
Jerry A. Yarbrough...................  Senior Vice President of Parent          800                 --

---------------

(1) Exclusive of stock options to purchase Shares.

No other director or executive officer of Parent or Newco holds any Shares or stock options to purchase Shares.

     Beneficial Ownership of Shares by Directors and Officers of the Company. In addition to the foregoing information regarding Shares owned by directors and officers of Parent or Newco (certain of whom are directors or officers of the Company (see ANNEXES C and D)), as of December 31, 1998, the following directors and officers of the Company owned the following number of Shares and held stock options to purchase Shares:

                                                                                             TOTAL NUMBER
                                                                                           OF SHARES SUBJECT
                                                                           NUMBERS OF          TO STOCK
NAME                                                TITLE                SHARES OWNED(1)     OPTIONS HELD
----                                                -----                ---------------   -----------------
John R. Meyers.......................  President, CEO & Director              4,400             45,000
Nicolas M. Georgitsis(2).............  Director                               4,000             25,000
Robert B. Gilbert(2).................  Director                                  --             25,000
Daniel V. Evans......................  Executive Vice President & COO         2,279             40,000

---------------

(1) Exclusive of stock options to purchase Shares.

(2) Member of the Special Committee.

The Company has been advised by the executive officers, directors and affiliates of Parent and the Company (other than Parent) that such persons intend to tender Shares owned by them pursuant to the Offer.

     Stock Options. With regard to the stock options to purchase Shares owned by the directors and officers of the Company, Parent and Newco, all such stock options as well as the rest of the outstanding stock options of the Company, will immediately vest upon consummation of the Merger, and it is expected that the optionees will receive a cash payment equal to the difference between the $9.00 Offer Price and the exercise price for each stock option with respect to each option that has an exercise price of less than $9.00 per Share. For each stock option that has an exercise price of $9.00 per Share or more, the optionee will receive a cash payment equal to $0.10 for each such stock option in return for full release of claims under such options. The directors and officers of Parent, Newco and the Company owning stock options are expected to receive the following consideration in exchange for their stock options:

                                                                             TOTAL NUMBER
                                                                           OF SHARES SUBJECT
                                                                               TO STOCK          AGGREGATE
NAME                                                 TITLE                   OPTIONS HELD      CONSIDERATION
----                                                 -----                 -----------------   -------------
Robert A. Young III..................  President, CEO & Director of
                                       Parent; Director of the Company          25,000            $11,375
William A. Marquard..................  Chairman of Parent; Director of
                                       the Company                              25,000            $13,250
John H. Morris.......................  Director of Parent; Director of
                                       the Company                              25,000            $13,250
John R. Meyers.......................  President, CEO & Director of the
                                         Company                                45,000            $82,500
Nicolas M. Georgitsis(1).............  Director of the Company                  25,000            $18,250
Robert B. Gilbert(1).................  Director of the Company                  25,000            $18,250
Daniel V. Evans......................  Executive Vice President & COO of
                                         the Company                            40,000            $51,500

---------------

(1) Member of the Special Committee.

     Performance Unit Award Program. Pursuant to the Treadco, Inc. 1995 Performance Award Program (the "Performance Program"), certain employees of the Company can be awarded Performance Award Units (the "Units") that have the value, as of any given day, equal to the closing sale price of the Shares on the most recent trading day. Only two employees of the Company hold Units, John R. Meyers, President, CEO and Director of the Company and Daniel V. Evans, Executive Vice President and COO of the Company. Pursuant to the terms of the Performance Program all outstanding Units will vest upon consummation of the Merger, and Messrs. Meyers and Evans will receive $9.00 in cash for each Unit for aggregate consideration of $277,695 and $138,851, respectfully.

     Indemnification; Insurance. Pursuant to the Merger Agreement, Parent, Newco and the Company have agreed to cooperate and use all reasonable efforts to defend against and respond to any action, suit, proceeding, or investigation relating to the Merger Agreement or to the transactions contemplated thereby commenced by any third party. It is also agreed that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company as provided in the Company's certificate of incorporation or bylaws shall, to the extent such rights are in accordance with applicable law, survive the Merger and stay in effect in accordance with their respective terms for a period of six years after the Effective Time.

     In addition, the Merger Agreement provides that Parent will cause the Surviving Corporation, until the sixth anniversary of the Effective Time, to maintain in effect policies of directors' and officers' liability insurance for directors and officers of the Company on terms no less favorable than the existing coverage maintained by the Company as of the date of the Merger Agreement; provided, however, that Parent shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as ANNEX B. The following summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by Parent. The obligation of Parent to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, and certain other conditions that are described in "THE TENDER
OFFER -- Certain Conditions of the Offer." Parent has agreed that, without the written consent of the Company (as recommended by the Special Committee), no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer, which waives or reduces, in whole or part, the Minimum Condition, which imposes conditions to the Offer in addition to the Minimum Condition, and those conditions described in "THE TENDER OFFER -- Certain Conditions of the Offer" or which changes any other material term of the Offer in a manner adverse to the stockholders of the Company (other than Parent).

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of the Company and the satisfaction or waiver of the other conditions to the Merger, Newco will be merged with and into the Company. Under the Company's certificate of incorporation and Delaware law, the approval of the affirmative vote of the holders of the Shares representing 66 2/3% of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. The Merger shall become effective at such time as a certificate of merger or certificate of ownership and merger is filed with the Delaware Secretary of State or at such later time as is specified in such certificate of merger (the "Effective Time"). As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and Newco shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Newco shall become the debts, liabilities and duties of the Surviving Corporation.

     At the Effective Time, (i) each issued and outstanding Share owned or held by Parent or any direct or indirect subsidiary of Parent (other than the Company) shall remain issued and outstanding and no payment shall be made with respect thereto; (ii) each issued and outstanding Share owned or held by the Company or any direct or indirect subsidiary of the Company shall be canceled and no payment shall be made with respect thereto; (iii) each share of common stock of Newco shall be canceled, and no payment shall be made with respect thereto; and (iv) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) or (ii) above and except for Shares held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with
Section 262 of the DGCL, be converted into the right to receive $9.00 in cash, without interest, less any required withholding taxes.

     The Merger Agreement provides that the certificate of incorporation and bylaws of the Company at the Effective Time will be the certificate of incorporation of the Surviving Corporation. The Merger Agreement also provides that the directors of Newco at the Effective Time plus John R. Meyers, a current director and the President and Chief Executive Officer of the Company, will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Recommendation. The Merger Agreement states that (A) the Special Committee has (i) determined as of March 15, 1999 that the Offer and the Merger, taken together, are fair to the Company and its stockholders and in the best interests of the holders of the Shares (other than Parent and certain affiliates) and (ii) resolved as of March 15, 1999 to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger to the Board, and (B) that the Board has (i) determined as of March 15, 1999 that the Offer and the Merger, taken together, are fair to the Company and its stockholders and in the best interests of the holders of the Shares (other than Parent and certain affiliates) as well as fair to and in the best interests of the Company and its stockholders (other than Parent and certain affiliates), (ii) resolved as of March 15, 1999 to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger to the Company's stockholders (other than Parent and certain affiliates).

     Rights Plan. Pursuant to the Rights Agreement, the Rights will not be triggered by the Offer or the Merger. Pursuant to the Merger Agreement, the Company amended the Rights Agreement to provide that the Offer would not constitute an event resulting in a "Distribution Date" (as such term is defined in the Rights Agreement).

     Stock Options; Performance Unit Awards. The Company has agreed to cooperate with Parent to terminate the 1991 Stock Option Plan and the 1995 Performance Award Program of the Company. Parent currently contemplates that (i) each outstanding stock option with an exercise price less than $9.00 per Share to purchase Shares, whether or not then exercisable, will be canceled immediately prior to the consummation of the Merger in exchange for an amount in cash payable at the time of such cancellation equal to the product of (x) the number of Shares subject to such stock option and unexercised immediately prior to the consummation of the Merger and (y) the excess of the Offer Price to be paid in the Offer over the per share exercise price pursuant to such stock option, and
(ii) each outstanding stock option having an exercise price of $9.00 per Share or more to purchase Shares, whether or not then exercisable, will be canceled and exchanged for a cash payment of $0.10 for each such stock option for full release of claims under such stock options. All outstanding Performance Award Units will vest upon consummation of the Merger and the cash due to such holders thereof will be paid upon the closing of the Merger. See "Interests of Certain Persons in the Offer and the Merger."

     Interim Agreements of Parent, Newco and the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will conduct its operations according to its ordinary and usual course of business consistent with past practice; that the Company will not intentionally take or willfully omit to take any actions that results in or would result in a Company Material Adverse Effect (as defined below); that the Company will use its reasonable best efforts to preserve intact the business organization of the Company, to keep available the services of its present officers and key employees and consultants, and to maintain satisfactory relationships with customers, agents, suppliers, and other persons having business relationships with the Company. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, the Company will not (a) issue, sell, or dispose of additional shares of capital stock of any class (including the Shares) of the Company, or securities convertible into or exchangeable for any such shares or securities, or any rights, warrants, or options to acquire any such shares or securities, other than Shares issued upon exercise of options disclosed pursuant to the Merger Agreement, in each case in accordance with the terms so disclosed; (b) redeem, purchase, or otherwise acquire, or propose to redeem, purchase, or otherwise acquire, any of its outstanding capital stock, or other securities of the Company; (c) split, combine, subdivide, or reclassify any of its capital stock or declare, set aside, make, or pay any dividend or distribution on any shares of its capital stock; (d) sell, pledge, dispose of, or encumber any of its assets, except for sales, pledges, dispositions, or encumbrances in the ordinary course of business consistent with past practices; (e) incur or modify any indebtedness or issue or sell any debt securities, or assume, guarantee, endorse, or otherwise as an accommodation become absolutely or contingently responsible for obligations of any other person, or make any loans or advances, other than in the ordinary course of business consistent with past practices;
(f) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds, or other arrangements for the benefit or welfare of any director, officer, or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer, or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting or vesting of stock options or stock appreciation rights) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds, or other such arrangements or enter into any contract, agreement, commitment, or arrangement to do any of the foregoing or make or agree to make any payments to any directors, officers, agents, contractors, or employees relating to a change or potential change in control of the Company; (g) acquire by merger, consolidation, or acquisition of stock or assets any corporation, partnership, or other business organization or division or make any investment either by purchase of stock or securities, contributions to capital, property transfer, or purchase of any material amount of property or assets, in any other person; (h) adopt any amendments to its certificate of incorporation or bylaws, except as required by the Merger Agreement; (i) take any action other than in the ordinary course of business and consistent with past practices, to pay, discharge, settle, or satisfy any claim, liability, or obligation (absolute or contingent, accrued or unaccrued, asserted or unasserted, or otherwise);

(j) change any method of accounting or accounting practice used by the Company, except for any change required by reason of a concurrent change in generally accepted accounting principles; (k) revalue in any respect any of its assets, including, without limitation, writing down the value of its portfolio or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices; (l) authorize any unbudgeted capital expenditure or expenditures that, individually, is in excess of $300,000 or, in the aggregate, are in excess of $500,000; (m) make any tax election, settle or compromise any federal, state, or local tax liability or consent to the extension of time for the assessment or collection of any federal, state, or local tax; (n) settle or compromise any pending or threatened suit, action, or claim material to the Company or relevant to the transactions contemplated by this Agreement; (o) enter into any agreement, arrangement, or understanding to do any of the foregoing actions; (p) voluntarily take any action or willfully omit to take any action that could make any representation or warranty of the Company in the Merger Agreement untrue or incorrect in any material respect at any time, including as of the date of the Merger Agreement and as of the time of consummation of the Offer and the Effective Time, as if made as of such time.

     Parent has agreed not to take any action for the purpose of causing the Company to violate any of the foregoing obligations and agreed to take all action necessary to allow the Company to comply with its obligations under the Merger Agreement.

     Pursuant to the Merger Agreement, Parent and Newco will each hold and will each cause its consultants and advisors to hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning the Company and its subsidiaries furnished to Parent or Newco in connection with the transactions contemplated by the Merger Agreement (except to the extent that such information can be shown to have been (i) previously known by Parent or Newco from sources other than the Company, or its directors, officers, representatives or affiliates, (ii) in the public domain through no fault of Parent or Newco or (iii) later lawfully acquired by Parent or Newco from other sources who are not known by Parent or Newco to be bound by a confidentiality agreement or otherwise prohibited from transmitting the information to Parent or Newco by a contractual, legal or fiduciary obligation) and will not release or disclose such information to any other person, except its auditors, attorneys, financial advisors and other consultants and advisors in connection with the Merger Agreement and the transactions contemplated thereby. Parent and Newco will each be deemed to have satisfied its obligation to hold such information confidential if it exercises the same care as it takes to preserve confidentiality for its own similar information.

     In the Merger Agreement the Company, its affiliates and their respective officers, directors, employees, representatives and agents have agreed that they shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any business combination with the Company, subject to certain exceptions. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company, if such entity or group has submitted a written proposal to the Special Committee or the Board relating to any such transaction and the Special Committee or the Board by a majority vote determines in its good faith judgment, after consultation with its financial and legal advisors, that failing to take such action would constitute a breach of the Special Committee's or the Board's fiduciary duty. The Special Committee or the Board shall provide a copy of any such written proposal to Parent immediately after receipt thereof and thereafter keep Parent promptly advised of any development with respect thereto. Except as set forth above, neither the Company nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Newco, any affiliate of Parent and Newco or any designees of Parent and Newco) concerning any merger, sale of assets, sale of shares or capital stock or similar transaction involving the Company; provided, however, that nothing in the Merger Agreement shall prevent the Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, further, that the Board shall not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Special Committee or the Board by a majority vote determines in its good faith judgment, after consultation with its financial and legal advisors, that failing to take such action would constitute a breach of the Special Committee's or Board's fiduciary duty. Additionally, Parent has agreed to notify the Company of any bona fide proposal received by Parent regarding a Third Party Acquisition (as defined below) and if it obtains any information that would make certain representations and warranties of the Company untrue or inaccurate in any material respect.

     Between the date hereof and the Effective Time, the Company will give, upon reasonable notice, Parent and Newco and their authorized representatives reasonable access to all employees and properties and to all books and records of the Company, and will cause the Company's officers to furnish Parent and Newco with such financial and operating data and other information with respect to the business and properties of the Company as Parent or Newco may from time to time reasonably request.

     Pursuant to the Merger Agreement, the Company shall cause promptly after completion of the Offer a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held for the purposes of voting on the approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that the Company and Parent will cooperate and use all reasonable efforts to prepare, and the Company and Parent will file with the Commission, as soon as reasonably practical after completion of the offer, a proxy or information statement relating to the Company Stockholder Meeting (the "Proxy Statement"). The Company has agreed, subject to the fiduciary duties of the Special Committee and the Board, to use all reasonable efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote and to cause its affiliates to vote all Shares owned by them or as to which a proxy or power of attorney is held by them, including the Shapiro Proxy, in favor of adoption of the Merger Agreement.

     Parent and Newco have each agreed that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company as provided in the Company's certificate of incorporation or bylaws shall, to the extent such rights are in accordance with applicable law, survive the Merger and stay in effect in accordance with their respective terms for a period of six years after the Effective Time.

     The Merger Agreement also provides that Parent will cause the Surviving Corporation, until the sixth anniversary of the Effective Time, to maintain in effect policies of directors' and officers' liability insurance for directors and officers of the Company on terms no less favorable than the existing coverage maintained by the Company as of the date of the Merger Agreement; provided, however, that Parent shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     The Merger Agreement provides that the Company, Newco and Parent will each use all reasonable efforts to consummate the transactions contemplated by the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company, Parent and Newco as to organization, corporate power and authority to execute, deliver and consummate the Merger Agreement, and necessary consents and approvals. In addition, the Company has made representations and warranties concerning undisclosed liabilities, certain changes or events concerning its businesses and the accuracy of its financial statements and its filings under the Exchange Act and the Securities Act. All of the Company's representations and warranties are qualified to the extent of Parent's knowledge of a breach or inaccuracy of such representations and warranties as of the date of the Merger Agreement. Parent has made additional representations and warranties concerning the Company's filings under the Exchange Act and

Securities Act, the availability of the funds necessary to consummate the Offer and the Merger, and the Company's ability to comply with its obligations under the Merger Agreement.

     Conditions to the Merger. The obligations of each of Parent, Newco and the Company to effect the Merger are subject to the satisfaction of certain conditions, including: (a) the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with the certificate of incorporation and bylaws of the Company and with applicable law; (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger or which imposes any limitation on the ability of Parent to exercise rights of ownership of the Shares owned by Parent that will result in a Parent Material Adverse Effect (as defined in the Merger Agreement) provided that the parties will use their respective reasonable best efforts to have any such injunction, decree or order lifted; (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired and all required filings, consents, approvals, permits and authorizations with or for governmental authorities have been made or obtained; and (d) the Company shall have purchased Shares pursuant to the Offer (except that Parent in its sole discretion may waive conditions to the Offer).

     Termination. The Merger Agreement may be terminated: (a) by mutual written consent of Parent, Newco and the Company (upon recommendation of the Special Committee); (b) by Parent and Newco or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Parent and Newco if due to an occurrence or circumstances that would result in a failure to satisfy any of the conditions set forth in "THE TENDER
OFFER -- Certain Conditions," Parent has (i) failed to commence the Offer within five days following the initial public announcement of the Offer, (ii) terminated the Offer or (iii) failed to pay for Shares pursuant to the Offer by July 31, 1999; (d) by the Company if (i) there has not been a breach of any material representation, warranty, covenant, or agreement on the part of the Company, and Parent has (A) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (B) terminated the Offer, (C) failed to pay for the Shares pursuant to the Offer by July 31, 1999, or (ii) prior to the purchase of Shares pursuant to the Offer, a person or group has made a bona fide offer that the Special Committee or the Board by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with its financial and legal advisors, is more favorable to the stockholders of the Company than the Offer and the Merger; (e) by Parent and Newco prior to the purchase of Shares pursuant to the Offer if (i) there shall have been a breach (not cured or curable within certain time limits) of any representation or warranty on the part of the Company having a Company Material Adverse Effect or materially adversely affecting (or materially delaying) the ability of Parent to consummate the Offer and the Merger, (ii) there shall have been a breach (not cured or curable within certain time limits) of any covenant or agreement on the part of the Company resulting in a Company Material Adverse Effect or materially adversely affecting (or materially delaying) the ability of Parent to consummate the Offer and the Merger, (iii) the Special Committee shall engage in negotiations with any entity or group (other than Parent or Newco) that has proposed a Third Party Acquisition (as defined below) (with certain exceptions),
(iv) the Company enters into an agreement, letter of intent or arrangement with respect to a Third Party Acquisition (as defined below), (v) the Special Committee or the Board shall have withdrawn or modified in an adverse manner its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing or (vi) the Minimum Condition shall not have been satisfied by the expiration date of the Offer and on or prior to such date (A) an entity or group (other than Parent or Newco) shall have made and not withdrawn a proposal with respect to a Third Party Acquisition or (B) any person or group (including the Company) other than Parent, its affiliates (other than the Company) or Shapiro Capital has become the beneficial owner of 19.9% (except in bona fide arbitrage transactions) or more of the Shares; or (f) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Newco which materially adversely affects (or materially delays) the consummation of the Offer or (ii) there shall have been a material breach of any covenant or agreement on the part of Parent or Newco and which materially adversely affects (or materially delays) the consummation of the Offer or the Merger.

     Termination Fee. If (i) Parent and Newco terminate the Merger Agreement pursuant to clause (e)(v) of the preceding paragraph; or (ii) the Company terminates the Merger Agreement pursuant to clause (d)(ii) of the preceding paragraph, then the Company shall pay to Parent and Newco, within one business day following such termination, a fee, in cash, of $675,000 (inclusive of all fees and expenses incurred by Parent, Newco and their affiliates (other than the Company) in connection with the transactions contemplated by the Merger Agreement) (the "Termination Fee").

     "Third Party Acquisition" means the occurrence of any of the following events (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, Newco or any affiliate thereof (other than the Company) or Shapiro Capital (a "Third Party"); (ii) the acquisition by Third Party of 19.9% or more of the assets of the Company; (iii) the acquisition by Third Party of 19.9% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company of 19.9% or more of the outstanding Shares.

     Pursuant to the Merger Agreement, in the event of the termination and abandonment of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or Stockholders, other than certain provisions of the Merger Agreement relating to the termination fee, expenses of the parties and confidentiality of information, provided, that a party will not be relieved from liability for any breach of the Merger Agreement.

     Costs and Expenses. Except for the Termination Fee, if applicable, and as discussed below, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses. Parent has agreed to reimburse the Company for all expenses incurred with providing Parent the Company's stockholder lists, security position listings and mailing labels used in connection with the dissemination of the Offer to the holders of Shares.

DISSENTERS' RIGHTS

     Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If any stockholder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

     ANNEX E to this Offer to Purchase sets forth in full Section 262 of the DGCL. The foregoing summary thereof is qualified in its entirety by reference thereto.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. SEE ANNEX E.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Sales of Shares pursuant to the Offer (and the receipt of the right to receive cash by stockholders of the Company pursuant to the Merger) will be taxable transactions for Federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer (or to be received pursuant to the Merger) and the aggregate tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer (or canceled pursuant to the Merger). Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer (or canceled pursuant to the Merger).

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering stockholder's holding period for the Shares exceeds one year. Under present law, long-term capital gains recognized by a tendering individual stockholder will generally be taxed at a maximum Federal marginal tax rate of 20%.

     A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its Tax Identification Number ("TIN") and certifies that such number is correct or properly certifies that it is awaiting a TIN. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. Each stockholder should complete and sign the Substitute From W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

                                THE TENDER OFFER

TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, Parent will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with the procedures set forth below under "Withdrawal Rights." The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, April 20, 1999, unless and until Parent shall have extended the period of time during which the Offer is open, as extended, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Parent, shall expire.

     The Offer is subject to certain conditions set forth in "Certain Conditions of the Offer," including satisfaction of the Minimum Condition and the expiration or termination of the waiting period applicable to the Transaction under the HSR Act. If any such condition is not satisfied, Parent may (1) terminate the Offer and return all tendered Shares to tendering stockholders, (2) extend the Offer and, subject to withdrawal rights as set forth below in "Withdrawal Rights," retain all such Shares until the expiration of the Offer as so extended, (3) waive such condition and, subject to any requirements to extend the period of time during which the Offer is open, purchase all Shares validly tendered by the Expiration Date and not withdrawn or
(4) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer; provided, however, that unless previously approved by the Company (as recommended by the Special Committee) in writing, no change may be made which decreases the price per Share payable in the Offer, which changes the form of consideration to be paid in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, which waives or reduces, in whole or part, the Minimum Condition, which imposes conditions to the Offer in addition to those set forth in "Certain Conditions of the Offer" or which broadens the scope of such conditions or which changes any other material term of the Offer in a manner adverse to the stockholders of the Company (other than Parent). In the Merger Agreement, Parent has agreed, subject to the conditions contained in "Certain Conditions of the Offer" and its rights under the Offer, to accept for payment Shares as soon as practicable after the latest of (1) the date on which the waiting period under the HSR Act has expired or been terminated, (2) the date on which the conditions set forth in "Certain Conditions of the Offer" are fulfilled and there is no right to terminate the Offer (subject to Parent's right to extend the Offer) pursuant to the provisions contained in "Certain Conditions of the Offer" and
(3) the earliest date on which the Offer can expire under federal law. For a description of Parent's right to extend the period of time during which the Offer is open, and to amend, delay or terminate the Offer, see "SPECIAL
FACTORS -- The Merger Agreement."

     There can be no assurance that Parent will exercise its right to extend the Offer (other than as required by applicable law). Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which Parent may choose to make any public announcement, Parent will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If Parent extends the Offer or if Parent (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Parent's rights under the Offer, the Depositary may retain tendered Shares on behalf of Parent, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "Withdrawal Rights." However, the ability of Parent to delay the payment for Shares that Parent has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If Parent makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including, with the Company's consent (as recommended by the Special Committee), a waiver of the Minimum Condition), Parent will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

     The Company has provided Parent with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Shares and will be furnished by Parent to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

PROCEDURE FOR TENDERING SHARES

     Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, either (1) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, and, if applicable, Rights which are subject to such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Parent may enforce such agreement against such participant.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder of Shares (which term includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery

Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) such Shares are tendered for the account of a firm that is a member of the Medallion Signature Guaranty Program or by any other "eligible guaranty institution" as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"). In all other cases, all signatures on the Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be issued to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

          (1) such tender is made by or through an Eligible Institution;

          (2) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Parent is received by the Depositary, as provided below, prior to the Expiration Date; and

          (3) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, or Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange, Inc. is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or Agent's Message in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY PARENT, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Parent upon the terms and subject to the conditions of the Offer.

     Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Parent as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Parent and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after March 15, 1999. All such proxies shall be considered coupled with an interest in the tendered Shares.

Such appointment will be effective when, and only to the extent that, Parent accepts for payment Shares tendered by such stockholder as provided herein. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective). The designees of Parent will thereby be empowered to exercise voting and other rights with respect to such Shares or other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, or otherwise, as they in their sole discretion deem proper. Parent reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Parent's acceptance for payment of such Shares, Parent must be able to exercise voting and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders then scheduled.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Parent in its sole discretion, which determination will be final and binding. Parent reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Parent's counsel, be unlawful. Parent also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Parent's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must provide the Depositary with such stockholder's correct TIN on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Parent and the Depositary). Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

WITHDRAWAL RIGHTS

     Except as otherwise provided herein, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in "Procedure for Tendering Shares" at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent in its sole discretion, which determination will be final and binding. None of Parent, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Parent will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with the procedures set forth in "Withdrawal Rights" as soon as practicable after the later of (1) the Expiration Date and (2) the satisfaction or waiver of the conditions set forth in "Certain Conditions of the Offer." For a description of Parent's right or obligation to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "Certain Conditions of the Offer."

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares (or timely Book-Entry Confirmation of a transfer of such Shares as described in "Procedure for Tendering Shares"), (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's message), and (3) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, Parent will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Parent and not withdrawn as, if and when Parent gives oral or written notice to the Depositary of Parent's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Parent and transmitting payment to tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY PARENT, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If Parent is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Parent's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of Parent, retain tendered Shares. Any such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in "Withdrawal Rights."

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in "Procedure for Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

     Parent reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its direct or indirect wholly-owned subsidiaries, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Parent of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

PRICE RANGE OF THE SHARES; DIVIDENDS

     The Shares are listed and traded on the Nasdaq National Market under the symbol "TRED." The following table sets forth, for each of the periods indicated, the high and low sales prices, the dividends per Share and the average daily trading volume as published in financial sources.

                                                            HIGH      LOW     DIVIDENDS   VOLUME
                                                           -------   ------   ---------   ------
1997
  First Quarter.........................................   $10.500   $8.625     $.04      2,636
  Second Quarter........................................   $10.500   $8.125     $.04      4,550
  Third Quarter.........................................   $12.750   $9.375     $.04      7,579
  Fourth Quarter........................................   $13.500   $9.125     $ --      3,784
1998
  First Quarter.........................................   $10.000   $7.000     $ --      2,886
  Second Quarter........................................   $10.125   $7.625     $ --      1,821
  Third Quarter.........................................   $ 9.375   $5.375     $ --      5,852
  Fourth Quarter........................................   $ 7.500   $4.750     $ --      4,823
1999
  First Quarter.........................................   $ 9.500   $6.063     $ --      2,580
     (through March 19, 1999)

     On January 21, 1999, the last full day of trading before the public announcement of the Proposal, the reported closing sales price of the Shares was $6.50 per Share. On March 15, 1999, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares was $8.6875 per Share. On March 19, 1999, the reported closing sales price of the Shares was $8.875 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     In October 1997, the Board of Directors of the Company suspended the Company's regular quarterly dividend to provide additional funds for working capital and growth opportunities.

     Pursuant to the Merger Agreement, the Company has agreed not to declare, set aside, make or pay any dividend or distribution on the Shares.

CERTAIN INFORMATION CONCERNING PARENT AND NEWCO

     General. Parent, a Delaware corporation, is a diversified holding company that provides national and regional transportation of general commodities through its motor carrier subsidiaries, and domestic and international intermodal freight services, utilizing a variety of transportation modes including over-the-road, rail, ocean and air, through its intermodal subsidiaries. The principal offices of Parent are located at 3801 Old Greenwood Road, Fort Smith, Arkansas 72903.

     Selected Financial Information. Set forth below is certain selected consolidated financial information with respect to Parent excerpted or derived from the information contained in Parent's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Parent 10-K"), which is incorporated by reference herein. More comprehensive financial information is included in the Parent 10-K and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to the Parent 10-K and such other documents and all the financial information (including any related notes) contained therein. The Parent 10-K and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                           ARKANSAS BEST CORPORATION

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1998         1997         1996
                                                           ----------   ----------   ----------
STATEMENT OF EARNINGS DATA:
  Operating revenues.....................................  $1,651,453   $1,643,678   $1,604,335
  Operating income (loss)................................      66,410       62,908      (18,008)
  Minority interest in subsidiary........................       3,257       (1,359)      (1,768)
  Other expenses, net....................................       3,259        8,916        5,906
  Gain on sale of Cardinal Freight Carriers, Inc.........          --        8,985           --
  Settlement of Litigation...............................       9,124           --           --
  Interest expense.......................................      18,438       23,978       30,843
  Income (loss) from continuing operations before income
     taxes...............................................      50,580       40,358      (52,989)
  Provision (credit) for income taxes....................      21,905       19,389      (18,782)
  Income (loss) from continuing operations...............      28,675       20,969      (34,207)
  Loss from discontinued operations, net of tax..........          --       (5,622)      (2,396)
  Net income (loss)......................................  $   28,675   $   15,347   $  (36,603)
  Income (loss) per share from continuing operations
     (diluted)...........................................  $     1.21   $     0.84   $    (1.98)
  Net income (loss) per common share (diluted)...........  $     1.21   $     0.56   $    (2.10)
  Cash dividends paid per common share...................          --           --   $     0.01

                                                                    AS OF DECEMBER 31,
                                                           ------------------------------------
                                                              1998         1997         1996
                                                           ----------   ----------   ----------
BALANCE SHEET DATA:
  Total assets...........................................  $  710,604   $  698,339   $  828,181
  Current portion of long-term debt......................      17,504       16,484       37,197
  Long-term debt (including capital leases and excluding
     current portion)....................................     196,079      202,604      317,874

     Newco. Newco, a Delaware corporation and a wholly owned subsidiary of Parent, was organized to merge with and into the Company upon consummation of the Merger and has not conducted any unrelated activities since its organization. The principal offices of Newco are located at 3801 Old Greenwood Road, Fort Smith, Arkansas 72903. All outstanding shares of capital stock of Newco are owned by Parent.

     Miscellaneous. Except as described in this Offer to Purchase, neither Parent nor Newco (together, the "Corporate Entities") or, to the best knowledge of the Corporate Entities, any of the persons listed in ANNEX C or any associate or majority-owned subsidiary of the Corporate Entities or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Corporate Entities, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, (i) there have not been any contacts, transactions or negotiations between the Corporate Entities, any of their respective subsidiaries or, to the best knowledge of the Corporate Entities, any of the persons listed in ANNEX C, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (ii) none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in ANNEX C has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

     During the last five years none of the Corporate Entities nor, to the best knowledge of the Corporate Entities, any of the persons listed in ANNEX C (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each of the directors and executive officers of Parent and Newco are set forth in ANNEX C.

CERTAIN INFORMATION CONCERNING THE COMPANY

     General. The Company is a Delaware corporation with its principal executive offices at 1101 South 21st Street, Fort Smith, Arkansas 72901. The Company is the nation's largest independent tire retreader for the trucking industry and the fourth largest commercial truck tire dealer.

     Selected Financial Information. Set forth below is certain selected financial information with respect to the Company excerpted or derived from the information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Company Form 10-K"), which is incorporated by reference herein. More comprehensive financial information is included in the Company Form 10-K and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to the Company Form 10-K and such other documents and all the financial information (including any related notes) contained therein. The Company Form 10-K and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                                 TREADCO, INC.

                         SELECTED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------
                                      1998         1997         1996         1995       1994
                                    --------     --------     --------     --------   --------
STATEMENT OF EARNINGS DATA:
  Revenues........................  $181,293     $161,276     $144,154     $147,906   $140,678
  Costs and expenses..............   178,801      163,785      149,337      142,920    129,162
  Operating income (loss).........     2,492       (2,509)      (5,183)       4,986     11,516
  Interest expense................    (1,086)      (1,213)        (873)        (461)      (236)
  Amortization expense............      (636)        (723)        (723)        (723)      (738)
  Other income....................       579          567        1,427          300        232
  Settlement of litigation........     9,124(1)        --           --           --         --
  Income (loss) before income
     taxes........................    10,473       (3,878)      (5,352)       4,102     10,774
  Provision (credit) for income
     taxes........................     4,092       (1,374)      (2,093)       1,711      4,265
  Net income (loss)...............  $  6,381(1)  $ (2,504)    $ (3,259)    $  2,391   $  6,509
  Net income (loss) per share:
     Basic........................  $   1.26(1)  $   (.49)    $   (.64)    $    .47   $   1.29
     Diluted......................  $   1.25(1)  $   (.49)    $   (.64)    $    .47   $   1.28
  Average shares outstanding:
     Basic........................     5,072        5,072        5,072        5,072      5,055
     Diluted......................     5,092        5,072        5,072        5,074      5,066
  Cash dividends paid per share...  $     --     $    .12     $    .16     $    .16   $    .16

                                                        AS OF DECEMBER 31,
                                    ----------------------------------------------------------
                                      1998         1997         1996         1995       1994
                                    --------     --------     --------     --------   --------
BALANCE SHEET DATA:
  Working capital.................  $ 23,673     $ 27,273     $ 34,043     $ 44,878   $ 37,364
  Total assets....................   107,370      100,458      105,416       93,035     89,583
  Current portion of long-term
     debt.........................     2,545        2,305        1,645          863        123
  Long-term debt (less current
     portion).....................     6,159       12,884       19,610       10,000      3,863
  Stockholders' equity............    65,216       58,835       61,948       66,018     64,438

                                                        AS OF DECEMBER 31,
                                    ----------------------------------------------------------
                                      1998         1997         1996         1995       1994
                                    --------     --------     --------     --------   --------
OTHER DATA:
  Ratio of earnings to fixed
     charges......................     9.5:1        -- (2)       -- (2)       8.3:1     33.5:1
  Book value per share............  $  12.86     $  11.60     $  12.21     $  13.02   $  12.74

---------------

(1) Settlement of the Bandag arbitration resulted in a one-time cash payment of $9.995 million to the Company and in after-tax income of approximately $5.4 million or $1.06 per Share.

(2) Earnings were inadequate to cover fixed charges. The deficiency was $3.878 million for 1997 and $5.352 million for 1996.

     Miscellaneous. Except as described in this Offer to Purchase, neither the Company or, to the best knowledge of the Company, any of the persons listed in ANNEX D or any associate or majority-owned subsidiary of the Company or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Company, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, (i) there have not been any contracts, transactions or negotiations between the Company and, to the best knowledge of the Company, any of the persons listed in ANNEX D that are required to be disclosed pursuant to the rules and regulations of the Commission and (ii) neither the Company nor, to the best knowledge of the Company, any of the persons listed in ANNEX D has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

     During the last five years neither the Company nor, to the best knowledge of the Company, any of the persons listed in ANNEX D (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each of the directors and executive officers of the Company are set forth in ANNEX D.

AVAILABLE INFORMATION

     Parent and the Company are each subject to the reporting requirements of the Exchange Act and, in accordance therewith, are required to file reports and other information with the Commission relating to their respective businesses, financial condition and other matters. Information as of particular dates concerning each of Parent's and the Company's directors and officers, their remuneration, the principal holders of Parent's and the Company's securities and any material interest of such persons in transactions with Parent or the Company is required to be disclosed in the respective proxy statements distributed to each of Parent's and the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 6661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and can be obtained electronically on the Commission's website at http://www.sec.gov. Such information should also be on file at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. After consummation of the Merger, the Company will no longer file reports, proxy statements or other information with the Commission. See "THE TENDER OFFER -- Certain Effects of the Offer and Merger."

SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by Parent to acquire all of the outstanding Shares pursuant to the Offer, consummate the Merger and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $24.3 million. See "Fees and Expenses." Parent expects to obtain the funds required to consummate the Offer and Merger through the use of a combination of (i) cash on hand, working capital and other internally-generated funds and (ii) borrowings under a $250 million existing bank credit facility. The Offer is not conditioned upon Parent receiving any financing. See "Certain Conditions of the Offer."

     Pursuant to a $250 million Credit Agreement dated June 12, 1998, among Parent, Societe Generale, Southwest Agency, as Administrative Agent, and Bank of America National Trust Savings Association and Wells Fargo Bank (Texas), N.A., as Co-Documentation Agents and the other banks that are parties thereto, as amended (the "Parent Credit Agreement"), Parent may borrow up to an aggregate of $250 million for general corporate purposes on a revolving basis. As of December 31, 1998, Parent had $92.6 million in borrowing availability under the Parent Credit Agreement. The Parent Credit Agreement expires June 12, 2003, and loans under the Parent Credit Agreement currently bear interest at LIBOR plus
 .625%. Loans under the Parent Credit Agreement are secured by substantially all of Parent's accounts receivable and revenue equipment.

     It is anticipated that the indebtedness incurred by Parent in connection with the Offer and the Merger will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, if consummated, funds generated by the Surviving Corporation) and through other sources which may include the proceeds of future bank financings, the public or private sale of debt or equity securities or a combination thereof. No decisions have been made, however, concerning the method Parent will employ to repay such indebtedness. Such decisions, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

DIVIDENDS AND DISTRIBUTIONS

     If on or after the date of the Merger Agreement, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company (except for Shares issuable upon the exercise of employee stock options outstanding on the date of the Merger Agreement) or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, then, without prejudice to Parent's rights set forth in "Terms of the Offer" and "Certain Conditions of the Offer," Parent in its sole discretion, subject to the terms of the Merger Agreement, may make such adjustments as it deems appropriate to the purchase price and other terms of the Offer.

     If, on or after the date of the Merger Agreement, the Company should declare or pay any dividend on the Shares or make any distribution (including, without limitation, cash dividends, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Parent or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Parent's rights set forth in "Terms of the Offer" and "Certain Conditions of the Offer," any such dividend, distribution or right to be received by the tendering stockholders will be received and held by the tendering stockholder at the Depositary for the account of Parent, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Parent will be entitled to all rights and privileges as owner of any such dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Parent in its sole discretion.

     Pursuant to the terms of the Merger Agreement, the Company is prohibited from taking any of the actions described in the two preceding paragraphs and nothing herein shall constitute a waiver by Parent of any of its rights under the Merger Agreement or a limitation of remedies available to Parent for any breach of the Merger Agreement, including termination thereof.

CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, Parent shall not be required to accept for payment or pay for and may delay the acceptance for payment of, or the payment for, any Shares, and may terminate the Offer and not accept for payment or pay for any Shares, if (i) immediately prior to the expiration of the Offer (as it may be extended in accordance with the Offer), the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; (iii) any required consent, permit or authorization from any regulatory or governmen-tal authority has not been obtained; or (iv) at any time prior to the acceptance for payment of Shares, Parent makes a determination (which shall be made in good faith) that any of the following conditions exist:

          (a) any of the representations or warranties of the Company contained in the Merger Agreement is not true and correct at and as of any date on or prior to the Expiration Date as if made at and as of such time, except for
     (i) failures to be true and correct as would not have a Company Material Adverse Effect or were known to Parent as of the date of the Merger Agreement; and (ii) failures to comply as are capable of being and are cured prior to the earlier of (A) 10 days after written notice from Parent to the Company of such failure or (B) two business days prior to the Expiration Date;

          (b) the Company has failed to comply with any of its obligations under the Merger Agreement, except for (i) failures to so comply as would not have a Company Material Adverse Effect or were known to Parent as of the date of the Merger Agreement; and (ii) failures to comply as are capable of being and are cured prior to the earlier of (A) 10 days after written notice from Parent to the Company of such failure or (B) two business days prior to the Expiration Date;

          (c) the Special Committee or the Board has withdrawn or modified in any respect adverse to Parent its recommendation of the Offer or taken any position inconsistent with such recommendation;

          (d) the Merger Agreement has been terminated in accordance with its terms;

          (e) the Company has reached an agreement with Parent that the Offer or the Merger be terminated or amended;

          (f) any state, federal, or foreign government, or governmental authority has taken any action, or proposed, sought, promulgated, or enacted, or any state, federal, or foreign government or governmental authority or court has entered, enforced, or deemed applicable to the Offer or the Merger, any statute, rule, regulation, judgment, order, or injunction that would (i) make the acceptance for payment of, the payment for, or the purchase of, some or all of the Shares illegal or otherwise restrict, materially delay, prohibit consummation of, or make materially more costly, the Offer or the Merger, (ii) result in a material delay in or restrict the ability of Parent, or render Parent unable, to accept for payment, pay for or purchase some or all of the Shares in the Offer, (iii) require the divestiture by Parent, Newco, or the Company or any of their respective subsidiaries or affiliates of all or any material portion of the business, assets, or property of any of them or any Shares, or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties, and Shares, (iv) impose material limitations on the ability of Parent to hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares on all matters properly presented to the stockholders of the Company, or
     (v) impose any limitations on the ability of Parent, Newco, or any of their respective subsidiaries or affiliates effectively to control in any material respect the business or operations of the Company, Parent, Newco, or any of their respective subsidiaries or affiliates;

          (g) any change (or any condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or franchises, results of operations, or prospects of the Company, that would have a Company Material Adverse Effect;

          (h) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or quotations for shares traded thereon as reported by the Nasdaq or otherwise, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other financial institutions, (iv) after the date of the Merger Agreement, an aggregate decline of at least 25% in the Dow Jones Industrial Average or Russell 2000 Index or a decline in either such index of 12 1/2% in any 24-hour period, or (v) in the case of any of the occurrences referred to in clauses (i) through (iv) existing at the time of the commencement of the Offer, in the reasonable judgment of Parent, a material acceleration or worsening thereof; or

          (i) any approval, permit, authorization, consent, or waiting period of any domestic or foreign, governmental, administrative, or regulatory entity (federal, state, local, provincial or otherwise) has not been obtained or satisfied on terms satisfactory to Parent in its reasonable discretion and the failure to obtain such consent, approval or authorization would have a Parent or Company Material Adverse Effect;

that, in the good faith judgment of Parent and regardless of the circumstances (including any action or inaction by Parent, or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of, or payment for, Shares or to proceed with the Merger.

     "Company Material Adverse Effect" means any change or effect that, individually or when taken together with all such other changes or effects, would be materially adverse to the condition (financial or other), business, operations, properties, assets, liabilities, prospects, or results of operations of the Company.

     "Parent Material Adverse Effect" means any change or effect that, individually or when taken together with all such other changes or effects, would be materially adverse to the condition (financial or other), business, operations, properties, assets, liabilities, prospects, or results of operations of Parent and its subsidiaries taken as a whole.

CERTAIN LEGAL MATTERS; REGULATORY MATTERS

     Neither Parent nor Newco is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Parent's acquisition of Shares as contemplated herein or of any approval or other action, except as otherwise described herein, by any governmental entity that would be required for the acquisition or ownership of Shares by Parent as contemplated herein. Should any such approval or other action be required, Parent and Newco currently contemplate that such approval or other action will be sought. While, except as otherwise expressly described herein, Parent does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken. Because of the failure of such approvals or other actions or because of conditions to be imposed in connection with such approvals or other actions, Parent could decline to accept for payment or pay for any Shares. See "Certain Conditions of the Offer."

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." In accordance with the DGCL, the Company's certificate of incorporation specifically exempts Parent from being deemed an "interested stockholder" and, therefore, Section 203 of DGCL is inapplicable to the Merger.

     Parent and Newco do not believe that any state takeover statutes purport to apply to the Offer or the Merger. Neither Parent nor Newco has currently complied with any state takeover statute or regulation.

Parent reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Parent may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Parent is in the process of making such filing. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Merger would not require an additional filing under the HSR Act if Parent owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of the transactions such as Parent's proposed acquisition of the Company. At any time before or after Parent's purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Parent or its subsidiaries, or the Company. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

FEES AND EXPENSES

     Morgan Stanley has provided certain financial advisory services to Parent in connection with the Offer. See "SPECIAL FACTORS -- Background of the Offer and the Merger." Morgan Stanley will receive customary compensation for its services, be reimbursed its out-of-pocket expenses, and has been indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Parent has retained D.F. King & Co., Inc. to act as the Information Agent and Harris Trust and Savings Bank to act as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Parent will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Parent upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

     Certain employees of the Company have assisted Parent with respect to the Transaction, primarily by providing information concerning the Company for the preparation of this Offer to Purchase to comply with the requirements under the Exchange Act. No employee of the Company has, or will, receive any additional or separate compensation for such services. Pursuant to resolution of the Board, each Board member receives a fee of $500 for each committee meeting attended. Each of the members of the Special Committee will receive an aggregate of $2,500 in meeting fees in connection with their services to date.

     The Merger Agreement provides that all expenses incurred in connection with the Offer and the Merger will be paid by the party incurring such costs and expenses. The following in an estimate of expenses to be incurred in connection with the Offer and the Merger.

EXPENSES TO BE PAID BY PARENT AND NEWCO:
  Financial Advisory and Legal Fees and Expenses............   $350,000
  Printing and Mailing......................................   $ 75,000
  Filing Fees...............................................   $ 50,000
  Depositary Fees...........................................   $  7,500
  Information Agent Fees....................................   $  5,000
  Miscellaneous.............................................   $ 10,000
                                                               --------
          TOTAL.............................................   $497,500
                                                               ========
EXPENSES TO BE PAID BY THE COMPANY:
  Financial Advisory and Legal Fees and Expenses............   $275,000
  Printing and Mailing Fees.................................   $ 25,000
  Miscellaneous.............................................   $ 10,000
                                                               --------
          TOTAL.............................................   $310,000
                                                               ========

MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Parent is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent Parent becomes aware of any state law that would limit the class of offerees in the Offer, Parent will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Parent by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Parent has filed with the Commission Schedules 13E-3 and 14D-1 pursuant to Rules 13e-3 and 14d-3 and under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission a Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in "Available Information" (except that they will not be available at the regional offices of the Commission).

                                            ARKANSAS BEST CORPORATION

                                                                         ANNEX A
                                 STEPHENS INC.

                                 March 15, 1999
The Special Committee of the
Board of Directors of
TREADCO, INC.
1101 South 21st Street
Fort Smith, AR 72901

Gentlemen:

     We have acted as your financial advisor in connection with the proposed merger of Treadco, Inc. (the "Company") with Treadco Acquisition Corp., a wholly owned subsidiary of Arkansas Best Corporation, Inc. (the "Transaction"). This Transaction is expected to take the form of an all cash tender offer, followed by a merger of Treadco Acquisition Corp. and the Company. The terms and conditions of the Transaction are more fully set forth in the definitive merger agreement.

     You have requested our opinion as to the fairness to the disinterested stockholders of the Company from a financial point of view of the consideration to be received by such stockholders in the Transaction. For purposes of the opinion, the term "disinterested shareholders" means holders of the Company's one class of publicly-traded common stock other than (1) directors, officers and employees of the Company, (2) any holder of 10% percent or more of the outstanding shares of such class, and (3) ABC or any affiliates thereof. In connection with rendering our opinion we have:

          (i) analyzed certain publicly available financial statements and reports regarding the Company;

          (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

          (iii) reviewed the reported prices and trading activity for the Common stock;

          (iv) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (v) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

          (vi) reviewed the definitive merger agreement and related documents;

          (vii) discussed with management of the Company and Arkansas Best Corporation ("the Parent") the operations of and future business prospects for the Company;

          (viii) assisted in your deliberations regarding the material terms of the Transaction, and

          (ix) performed such other analyses and provided such other services as we have deemed appropriate.

     We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and Parent, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to financial forecasts and other information provided to or otherwise reviewed by or discussed with us, the management of the Company has advised us that such forecasts and

March 15, 1999
Page 2

other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

     As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company. Stephens is receiving a fee, and reimbursement of its expenses, in connection with the issuance of this fairness opinion and for its role as financial advisor to the Company.

     Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the disinterested shareholders of the Company in the Transaction is fair to them from a financial point of view.

     This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company's shareholders provided that we approve of such disclosures prior to publication.

                                            Very truly yours,

                                            /s/ STEPHENS INC.

                                            STEPHENS, INC.

                                                                         ANNEX B

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG
                           ARKANSAS BEST CORPORATION,

                        TREADCO ACQUISITION CORPORATION,

                                      AND

                                 TREADCO, INC.

                                 MARCH 15, 1999

                          AGREEMENT AND PLAN OF MERGER

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
RECITALS....................................................................    1

ARTICLE   I     The Tender Offer
          1.1   The Tender Offer............................................    1
          1.2   Company Actions.............................................    3

ARTICLE   II    The Merger
          2.1   The Merger..................................................    3
          2.2   Effective Time..............................................    3
          2.3   Effects of the Merger.......................................    4
          2.4   Certificate of Incorporation................................    4
          2.5   Bylaws......................................................    4
          2.6   Directors...................................................    4
          2.7   Officers....................................................    4
          2.8   Conversion of the Shares....................................    4
          2.9   Dissenting Shares...........................................    4
          2.10  Conversion of the Common Stock of Newco.....................    5
          2.11  Payment for Shares..........................................    5
          2.12  Closing.....................................................    6

ARTICLE   III   Representations and Warranties of the Company
          3.1   Organization and Qualification..............................    6
          3.2   Authorized Capital..........................................    6
          3.3   Corporate Authorization.....................................    6
          3.4   Approvals; No Violations....................................    7
          3.5   SEC Filings; Financial Statements...........................    7
          3.6   Absence of Undisclosed Liabilities..........................    7
          3.7   Finders and Investment Bankers..............................    7

ARTICLE   IV    Representations and Warranties of Parent and Newco
          4.1   Organization and Qualification..............................    8
          4.2   Corporate Authorization.....................................    8
          4.3   Approvals; No Violations....................................    8
          4.4   No Prior Activities.........................................    8
          4.5   Information Supplied........................................    9
          4.6   Financing...................................................    9
          4.7   Company Reports.............................................    9
          4.8   Company Compliance..........................................    9

ARTICLE   V     Covenants
          5.1   Conduct of Business of the Company..........................    9
          5.2   Proxy Statement.............................................   11
          5.3   Action of Stockholders of the Company; Voting and
                Disposition of the Shares...................................   11
          5.4   Additional Agreements.......................................   12
          5.5   Notification of Certain Matters.............................   12
          5.6   Access to Information.......................................   12
          5.7   Public Announcements........................................   13
          5.8   Officers' and Directors' Indemnification....................   13
          5.9   Employee Options; Performance Award Units...................   13
          5.10  Other Actions by the Company................................   14

                                       (i)

                                                                              PAGE
                                                                              ----
ARTICLE   VI    Conditions to Consummation of the Merger
          6.1   Stockholder Approval........................................   14
          6.2   No Injunction...............................................   14
          6.3   Offer.......................................................   14
          6.4   Governmental Consents.......................................   14

ARTICLE   VII   Termination; Amendment; Waiver
          7.1   Termination.................................................   14
          7.2   Effect of Termination.......................................   15
          7.3   Fees and Expenses...........................................   15
          7.4   Amendment...................................................   16
          7.5   Waiver......................................................   16

ARTICLE   VIII  Miscellaneous
          8.1   Survival of Representations, Warranties, and Agreements.....   16
          8.2   Brokerage Fees and Commissions..............................   16
          8.3   Entire Agreement; Assignment................................   16
          8.4   Severability................................................   17
          8.5   Notices.....................................................   17
          8.6   Governing Law...............................................   18
          8.7   Specific Performance........................................   18
          8.8   Other Potential Bidders.....................................   18
          8.9   Descriptive Headings; References............................   18
          8.10  Parties in Interest.........................................   18
          8.11  Beneficiaries...............................................   18
          8.12  Counterparts................................................   18
          8.13  Obligations.................................................   19
          8.14  Certain Definitions.........................................   19

Annex A  Certain Conditions

Schedules

                                      (ii)

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of March 15, 1999, by and among ARKANSAS BEST CORPORATION, a Delaware corporation ("Parent"), TREADCO ACQUISITION CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Parent ("Newco"), and TREADCO, INC., a Delaware corporation (the "Company").

                                    RECITALS

     The Board of Directors of the Company (the "Board"), upon the recommendation of a duly authorized special committee thereof (consisting of independent directors) (the "Special Committee") and the Board of Directors of Parent have unanimously determined that it is in the best interests of the stockholders of their respective corporations for Parent to acquire all the outstanding shares of common stock, par value $.01 per share, of the Company (including the associated Rights (as defined in Section 1.1(a) of this Agreement)) (collectively, the "Shares") other than those Shares owned by Parent or any of its subsidiaries.

     The parties intend to effect such acquisition through a tender offer on the terms described below, followed by a merger of Newco with and into the Company on the terms described below (the "Merger").

     THEREFORE, in consideration of the foregoing, the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which all parties hereby acknowledge, the parties agree as follows:

                                   ARTICLE I

                                THE TENDER OFFER

     1.1 The Tender Offer. (a) Provided that this Agreement has not been terminated in accordance with Article VII and none of the events referred to in Annex A (other than the events referred to in clauses (i) through (ii) of the second paragraph of Annex A and paragraph clause (i) of Annex A) has occurred or is existing, within five business days of the date of this Agreement, Parent will commence a tender offer (the "Offer") subject to Rules 13e-3 and 14d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for all outstanding Shares at a price of $9.00 per Share (the "Per Share Amount") net to the seller in cash. Parent agrees to accept for payment all Shares validly tendered pursuant to the Offer as soon as legally permissible, and to pay for all such Shares as promptly as practicable, in each case upon the terms and subject to the conditions of the Offer, as it may be revised as permitted by this Agreement. The obligation of Parent to commence the Offer will be subject only to the conditions set forth in Annex A, and the obligation of Parent to accept for payment, purchase, and pay for the Shares tendered pursuant to the Offer will be subject to such conditions and to the further condition that the Shares validly tendered and not withdrawn prior to the expiration date of the Offer when aggregated with the Shares currently owned by Parent, its subsidiaries and affiliates (other than affiliates who are natural persons) represent not less than 66 2/3% of the number of Shares then outstanding and issuable on the exercise of the outstanding options (the "Minimum Condition"). Parent specifically reserves the right to extend the expiration date of the Offer (unless, after April 30, 1999, all conditions to the Offer listed on Annex A are fulfilled or waived by Parent and Newco), and to make any other changes in the terms and conditions of the Offer (provided that, unless previously approved by the Company (as recommended by the Special Committee) in writing, no change may be made that decreases the price per Share payable in the Offer, that changes the form of consideration to be paid in the Offer, that reduces the maximum number of Shares to be purchased in the Offer, that waives or reduces, in whole or in part, the Minimum Condition, that imposes conditions to the Offer in addition to those set forth in Annex A, or that broadens the scope of such conditions or amends any other material term of the Offer in a manner adverse to the Company's stockholders (other than Parent). Notwithstanding the foregoing, Parent (i) shall extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer, and (ii) may, without the consent of the Company, extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i) of this sentence if, as of such date, all of the offer conditions set forth on Annex A are satisfied or waived by Parent, but the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than 90% of the then outstanding Shares on a fully diluted basis. The parties agree that the conditions set forth in Annex A are for the sole benefit of Parent and may be asserted by Parent or may be waived by Parent, in whole or in part, at any time and from time to time, in its sole discretion other than the Minimum Condition which requires the written consent of the Company (as recommended by the Special Committee). The failure by Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to other facts or circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. The Per Share Amount will be paid net to the seller in cash, less any required withholding taxes, on the terms and subject to the conditions of the Offer. Parent and the Company agree that no Shares held by the Company or by Parent or any of its subsidiaries will be tendered in the Offer. The Company hereby consents to the Offer and represents that: (a) the Special Committee at a meeting duly called and held (i) determined at such time that the Offer and the Merger, taken together, are fair to the Company and its stockholders and in the best interests of the holders of the Shares (other than Parent, its subsidiaries and affiliates (other than those affiliates who are natural persons)); and (ii) resolved at such time to recommend acceptance of the Offer and approval and adoption of this Agreement, the Merger, and the transactions contemplated by this Agreement to the Board,
(b) the Board at a meeting duly called and held (i) determined at such time that the Offer and the Merger, taken together, are fair to the Company and its stockholders and in the best interests of the holders of the Shares (other than Parent, its subsidiaries and affiliates (other than those affiliates who are natural persons)); (ii) resolved at such time to recommend acceptance of the Offer and approval and adoption of this Agreement, the Merger, and the transactions contemplated by this Agreement to the stockholders of the Company; and (iii) has taken all necessary action with respect to the rights to purchase shares of common stock, $.01 par value per share, of the Company at $60.00 per share (the "Rights") issued under the Company's Rights Agreement, dated as of September 1, 1991 between the Company and NCNB Texas National Bank (as amended, the "Rights Agreement"), to provide that the Offer will not constitute an event resulting in a "Distribution Date" (as such term is defined in the Rights Agreement) and (c) Stephens Inc., the Special Committee's financial advisor (the "Advisor"), has delivered to the Special Committee and the Board its opinion that, subject to the limitations and qualifications set forth in such opinion, the Per Share Amount is fair from a financial point of view to the holders of the Shares (other than Parent).

     (b) As promptly as practicable on the date of the commencement of the Offer, Parent will file with the SEC a Tender Offer Statement on Schedule 13E-3 and 14D-1 with respect to the Offer under the Exchange Act, which will (i) reflect the execution and delivery of this Agreement; (ii) set forth the Offer as provided for in this Agreement pursuant to an offer to purchase; and (iii) contain or incorporate by reference a form of letter of transmittal. Parent represents and agrees that the Tender Offer Statement on Schedule 13E-3 and 14D-1 and all other Offer Documents (as defined below) shall comply as to form in all material respects with the Exchange Act, and the rules and regulations promulgated thereunder, and that the Tender Offer Statement on Schedule 13E-3 and 14D-1 and all other Offer Documents, on the date first published, disseminated, or mailed to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Parent agrees promptly to take all steps necessary to cause the Tender Offer Statement on Schedule 13E-3 and 14D-1 and all other Offer Documents to be corrected if and to the extent that such information shall become false or misleading in any material respect, and Parent agrees to take all steps necessary to amend or supplement the Tender Offer Statement on Schedule 13E-3 and 14D-1 and all other Offer Documents and to cause such documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company's stockholders, in each case as and to the extent required by the federal securities laws. The Company, the Special Committee and its advisors shall be given a reasonable opportunity to review the Tender Offer Statement on
Schedule 13E-3 and 14D-1, all other Offer Documents and all amendments and supplements thereto prior to the filing with the SEC or dissemination to the Company's stockholders.

     (c) Parent will promptly disseminate the offer to purchase referred to in
Section 1.1(b) (as amended pursuant to this Agreement, the "Offer to Purchase" and, collectively with all other schedules and exhibits required to be filed with the SEC, the "Offer Documents") to the holders of the Shares, reflecting the terms set forth in this Agreement. The Offer Documents will contain the recommendation of the Special Committee and the Board that the holders of the Shares accept the Offer as described in Section 1.1(a) and may make reference to the opinion of the Advisor referred to in Section 1.1(a) and include or incorporate such opinion. The Company, with respect to written information supplied by the Company specifically for use in the Offer Documents or based upon information pertaining to the Company in the Company Reports (as defined in Section 3.5), agrees promptly to inform Parent in the event that any such information in the Offer Documents becomes false or misleading in any material respect. Subject to Section 1.2(b), Parent agrees to take all steps to cause the Offer Documents to be disseminated to the holders of Shares, as and to the extent required by applicable law. Parent will promptly provide to the Company any written comments it receives from the SEC with respect to the Offer Documents.

     1.2 Company Actions. (a) The Company hereby agrees to file on the date the Offer Documents are filed with the SEC and promptly mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all schedules, amendments, and supplements, the "Schedule 14D-9") containing the recommendations of the Special Committee and the Board referred to in Section
1.1 and the opinion of the Advisor referred to in Section 1.1(a). The Company will promptly provide to Parent any written comments it receives from the SEC with respect to the Schedule 14D-9. The Schedule 14D-9, at the time it is first published, disseminated, or mailed to the stockholders of the Company, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Company agrees promptly to take all steps necessary to cause the Schedule 14D-9 to be corrected to the extent reasonably requested by Parent to reflect any change in information concerning Parent, Newco, or the Offer, and, as corrected, to be filed with the SEC and disseminated to the stockholders of the Company, as and to the extent required by applicable law.

     (b) In connection with the Offer, the Company will promptly furnish, or request its transfer agent to furnish, Parent with mailing labels, security position listings, and any available listing or computer files containing the names and addresses of the record holders of Shares as of the most recent practicable date and will furnish Parent with such information and assistance (including updated lists of security position listings and listing or computer files) as Parent or its agents may reasonably request in order to communicate the Offer to the record and beneficial holders of Shares. Subject to applicable law and except for such steps as are necessary to disseminate the Offer Documents, Parent and its affiliates will hold in confidence the information contained in any such labels, listings, and files, will use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated, will deliver to the Company all copies of such information in its possession. Parent agrees to reimburse the Company for all expenses incurred by it in complying with this Section 1.2(b).

                                   ARTICLE II

                                   THE MERGER

     2.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Newco will be merged with and into the Company as soon as practicable following the satisfaction or waiver of the conditions set forth in Article VI. Following the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Newco will cease. At the election of Parent, any one or more direct or indirect wholly-owned subsidiaries of Parent incorporated under the laws of the State of Delaware may be substituted for Newco as a constituent corporation in the Merger. As used in this Agreement, the term "Newco" refers to any such substituted corporation.

     2.2 Effective Time. The Merger will be consummated by filing with the Delaware Secretary of State a certificate of merger or certificate of ownership and merger in accordance with the DGCL (the "Certificate of Merger") in such form as is required by, and executed in accordance with, the relevant provisions of the

DGCL, and such other documents as may be required by the provisions of the DGCL. The Merger will be effective at the time of such filing or at such later time as is specified in the Certificate of Merger in accordance with the provisions of the DGCL. Such time of effectiveness is referred to as the "Effective Time."

     2.3 Effects of the Merger. The Merger will have the effects set forth in sec. 259 of the DGCL. As of the Effective Time, the Company will be a wholly-owned direct or indirect subsidiary of Parent. Without limiting the foregoing, at the Effective Time, all properties, rights, privileges, powers, and franchises of the Company and Newco will vest in the Surviving Corporation and all debts, liabilities, obligations, and duties of the Company and Newco will become the debts, liabilities, obligations, and duties of the Surviving Corporation.

     2.4 Certificate of Incorporation. The Certificate of Incorporation of the Company as in effect at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law, except that at the election of Parent, the Company will amend its Certificate of Incorporation at the Effective Time to conform as nearly as possible to the Certificate of Incorporation of Newco.

     2.5 Bylaws. The Bylaws of the Company as in effect immediately prior to the Effective Time will be the Bylaws of the Surviving Corporation until amended in accordance with applicable law, except that at the election of Parent, the Company will amend its Bylaws immediately prior to the Effective Time to conform as nearly as possible to the Bylaws of Newco.

     2.6 Directors. The directors of Newco at the Effective Time and John R. Meyers will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified.

     2.7 Officers. The officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified.

     2.8  Conversion of the Shares. At the Effective Time:

     (a) Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by Parent, the Company, or any direct or indirect subsidiary of Parent and (ii) any Dissenting Shares (as defined in Section 2.9)) will, without further action by Parent or the Company, automatically be canceled and extinguished and converted into the right to receive in cash the Per Share Amount (the "Merger Consideration") without interest, less any required withholding taxes, upon surrender of the certificate formerly representing such Share in accordance with Section 2.11.

     (b) Each Share issued and outstanding immediately prior to the Effective Time that is owned or held by the Company will be canceled and retired and cease to exist, without any conversion, and no payment will be made with respect to any such Share.

     (c) Each Share issued and outstanding immediately prior to the Effective Time that is owned or held by Parent or any direct or indirect subsidiary of Parent (other than the Company) will remain issued and outstanding.

     2.9 Dissenting Shares. (a) Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders that have complied in all respects with the requirements of the DGCL concerning the right of a stockholder of the Company to dissent from the Merger and to require an appraisal of such Shares in the manner provided in the DGCL, if applicable, and that, as of the Effective Time, have not effectively withdrawn or lost such right to appraisal (the "Dissenting Shares") will not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.8, but the holders of such Dissenting Shares will be entitled only to such rights as are granted under sec. 262 of the DGCL. Each holder of Dissenting Shares that becomes entitled to payment for such Shares pursuant to such section of the DGCL will receive payment for such Dissenting Shares from the Surviving Corporation in accordance with the DGCL; provided, however, that to the extent that any holder or holders of Shares have failed to establish the entitlement to appraisal rights as provided in sec. 262 of the DGCL, such holder or holders (as the case may be) will forfeit the right to appraisal of such Shares and each such Share will thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive payment from the Surviving Corporation of the Merger Consideration, without interest, as provided in Section 2.8.

     (b) The Company will give Parent (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal, and any other instrument served pursuant to sec. 262 of the DGCL received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under sec. 262 of the DGCL. The Company will not, except with the express written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

     2.10 Conversion of the Common Stock of Newco. Each share of the common stock of Newco issued and outstanding immediately prior to the Effective Time will be canceled and retired and cease to exist, without any conversion, and no payment will be made with respect to any such Share.

     2.11 Payment for Shares. (a) Prior to the Effective Time, Parent will appoint a bank or trust company reasonably acceptable to the Company as agent for the holders of Shares (the "Paying Agent") to receive and disburse the cash to which holders of Shares become entitled pursuant to Section 2.8. At the Effective Time, Parent will provide the Paying Agent with sufficient cash to allow the Merger Consideration to be paid by the Paying Agent for each Share then entitled to receive the Merger Consideration (the "Payment Fund").

     (b) Promptly after the Effective Time, Parent will cause the Paying Agent to mail to each record holder immediately prior to the Effective Time of an outstanding certificate or certificates representing Shares that as of the Effective Time represent the right to receive the Merger Consideration (the "Certificates"), a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates for payment. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with its instructions and such other documents as may be requested, the holder of such Certificate will be entitled to receive in exchange for such Certificate, subject to any required withholding of taxes, the Merger Consideration and such Certificate will forthwith be canceled. No interest will be paid or accrued on the Merger Consideration upon the surrender of the Certificates. If payment or delivery is to be made to a person other than the person in whose name the Certificate surrendered is registered, it will be a condition of payment or delivery that the Certificate so surrendered be properly endorsed, with signature properly guaranteed, or otherwise be in proper form for transfer and that the person requesting such payment or delivery pay any transfer or other taxes required by reason of the payment or delivery to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.11, each Certificate (other than Certificates held by persons referred to in Section 2.8(a)(i) and (ii)) will represent for all purposes only the right to receive the Merger Consideration, without interest and subject to any required withholding of taxes. Notwithstanding the foregoing, neither the Paying Agent nor any party to this Agreement will be liable to a holder of Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

     (c) Promptly following the date that is six months after the Effective Time, the Paying Agent will return to the Surviving Corporation all cash, certificates, and other property in its possession that constitute any portion of the Payment Fund, and the duties of the Paying Agent will terminate. Thereafter, each holder of a Certificate formerly representing a Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat, and similar laws) receive in exchange therefor the Merger Consideration without any interest. Neither Parent, Newco, nor the Surviving Corporation will be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat, or similar laws. If Certificates are not surrendered prior to midnight on the second anniversary of the Effective Time, unclaimed amounts of the Payment Fund will, to the extent permitted under applicable law, become the property of the Surviving Corporation. Notwithstanding the foregoing, the Surviving Corporation will be entitled to receive from time to time all interest or other amounts earned with respect to the Payment Fund as such amounts accrue or become available.

     (d) Any portion of the Payment Fund for which rights to dissent have been perfected will be returned to the Surviving Corporation upon demand.

     (e) After the Effective Time there will be no registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.

     2.12 Closing. Upon the terms and subject to the conditions of this Agreement, as soon as practicable after all the conditions to the obligations of the parties to effect the Merger under Article VI have been satisfied or waived, the Company and Newco will (a) file with the Secretary of State of Delaware the Certificate of Merger and (b) take all such other and further actions as may be required by law to make the Merger effective. Contemporaneous with the filing referred to in this Section 2.12, a closing (the "Closing") will be held at the offices of Hughes & Luce, L.L.P., 1717 Main Street, Suite 2800, Dallas, Texas or at such other location as the parties to this Agreement may establish for the purpose of confirming all the foregoing. The date and the time of such Closing are referred to as the "Closing Date."

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Newco that:

     3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted, except for failures to have such power and authority as would not have a Company Material Adverse Effect (as defined below). The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification or licensing necessary, except for failures to be so qualified or licensed and in good standing as would not have a Company Material Adverse Effect. The Company does not beneficially own any equity interest in any entity, and the Company is not a party to any joint venture, partnership, or similar arrangement. For the purposes of this Agreement, "Company Material Adverse Effect" means any change or effect that, individually or when taken together with all such other changes or effects, would be materially adverse to the condition (financial or other), business, operations, properties, assets, liabilities, prospects, or results of operations of the Company.

     3.2 Authorized Capital. The authorized capital stock of the Company consists solely of 18,000,000 shares of common stock, par value $.01 per share, of which 5,072,255 shares were outstanding as of February 28, 1999, and 2,000,000 shares of preferred stock, $.01 par value per share, of which no shares were outstanding as of February 28, 1999. All of the outstanding Shares have been duly authorized and are validly issued, fully paid, nonassessable, and free of preemptive rights. Schedule 3.2 lists each outstanding stock option of the Company (the "Employee Options"), the number of shares covered by such Employee Options, the exercise prices, and the exercise dates. Except for the Rights, as set forth above or on Schedule 3.2, there are no preemptive rights nor any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company.

     3.3 Corporate Authorization. The Company has the full corporate power and authority to execute and deliver this Agreement and, subject to any necessary stockholder approval of the Merger, to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and, except for any required approval of the Merger and any adoption of this Agreement by the stockholders of the Company in connection with the consummation of the Merger, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     3.4 Approvals; No Violations. Except for applicable requirements of the Exchange Act and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the filing of the Certificate of Merger as required by the DGCL, no filing with, and no permit, authorization, consent, or approval of, any foreign or domestic public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.4, the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated by this Agreement and the compliance by the Company with any of the provisions of this Agreement will not (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company; (b) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement, or other instrument or obligation to which the Company is a party or by which any of its properties or assets may be bound; or (c) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to the Company or any of its properties or assets; except such violations, conflicts, breaches, defaults, terminations, or accelerations referred to in subsections (b) and (c) of this Section 3.4 as would not have a Company Material Adverse Effect or materially adversely affect the ability of any party to perform its obligations under this Agreement.

     3.5 SEC Filings; Financial Statements. Since December 31, 1995, the Company has timely filed with the SEC all forms, reports, statements, and documents required to be filed by it pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder (collectively, and including, when filed, the Schedule 14D-9, the "Company Reports") and has otherwise complied in all material respects with the requirements of the Securities Act and the Exchange Act. To the knowledge of the Special Committee, as of their respective dates, the Company Reports did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading. Each of the historical balance sheets as of its date included in or incorporated by reference into the Company Reports and the audited financial statements of the Company for the year ended December 31, 1998, a copy of which has been delivered to Parent (the "1998 Audit") and each of the historical statements of operations, stockholders' equity, and cash flows included in or incorporated by reference into the Company Reports and the 1998 Audit (including any related notes and schedules) fairly presents or will fairly present the financial condition, results of operations, stockholders' equity, and cash flows, as the case may be, of the Company for the periods set forth, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved.

     3.6 Absence of Undisclosed Liabilities. To the knowledge of the Special Committee, except as set forth in the 1998 Audit (or the notes thereto), the Company does not have any liabilities or obligations of any nature, whether or not accrued, contingent, or otherwise, that would be required to be included on a balance sheet of the Company as of December 31, 1998 (or disclosed in the notes thereto) prepared in accordance with generally accepted accounting principles, and that would have a Company Material Adverse Effect. Since December 31, 1998, the Company has conducted its businesses in a manner consistent with past practices, and the Company has not become subject to any liabilities or obligations that would be required to be included on a balance sheet of the Company (or disclosed in notes) prepared in accordance with generally accepted accounting principles and that would have a Company Material Adverse Effect, other than liabilities or obligations incurred in the ordinary course of business consistent with past practices or incurred in connection with the Offer, this Agreement, or the Merger and disclosed in the Company Reports.

     3.7 Finders and Investment Bankers. Neither the Company nor any of its officers or directors has employed any investment banker, business consultant, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement, except for the Advisor, or incurred any liability for any investment banking, business consultancy, financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby, except for fees payable to the Advisor (as reflected in the agreement between such firm and the Company, a copy of which has been delivered to Parent).

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

     Each of Parent and Newco represents and warrants to the Company as follows:

     4.1 Organization and Qualification. Each of Parent and Newco is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority and any necessary governmental authority to carry on its business as now conducted. Each of Parent and Newco is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification or licensing necessary, except for failures to be so duly qualified or licensed and in good standing as would not have a Parent Material Adverse Effect. For the purposes of this Agreement, "Parent Material Adverse Effect" means any change or effect that, individually or when taken together with all such other changes or effects, would be materially adverse to the condition (financial or other), business, operations, properties, assets, liabilities, prospects, or results of operations of Parent and its subsidiaries, taken as a whole.

     4.2 Corporate Authorization. Each of Parent and Newco has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance by each of Parent and Newco of this Agreement and the consummation by Parent and Newco of the Merger and of the other transactions necessary for such consummation have been duly and validly authorized by Parent as sole stockholder of Newco and by the Board of Directors of each of Parent and Newco and no other corporate proceedings on the part of Parent or Newco are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Newco and constitutes a valid and binding obligation of each of Parent and Newco, enforceable in accordance with its terms.

     4.3 Approvals; No Violations. Except for applicable requirements of the Exchange Act and the HSR Act and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with, and no permit, authorization, consent, or approval of any foreign or domestic public body or authority is necessary for the consummation by Parent and Newco of the transactions contemplated by this Agreement. Except as set forth on Schedule 4.3, neither the execution and delivery of this Agreement by Parent and Newco nor the consummation by Parent and Newco of the transactions contemplated by this Agreement nor compliance by them with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the organizational documents or bylaws of Parent or Newco; (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration under), any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement, or other instrument or obligation to which Parent or Newco is a party or by which either of them or any of their respective properties or assets may be bound; or (c) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Parent or Newco or any of their respective properties or assets; except such violations, conflicts, breaches, defaults, terminations, or accelerations referred to in subsections (b) or (c) of this Section 4.3 as would not have a Parent Material Adverse Effect.

     4.4 No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization, the Offer, or the negotiation and consummation of this Agreement and the transactions contemplated by this Agreement, Newco has not incurred any obligations or liabilities, nor has it engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

     4.5 Information Supplied. None of the information supplied or to be supplied by Parent or Newco for inclusion or incorporation by reference in the Offer Documents, the Schedule 13E-3 and 14D-1, or the Proxy Statement (as defined below) will, in the case of the Offer Documents and the Schedule 13E-3 and 14D-1, at the respective times the Offer Documents and the Schedule 13E-3 and 14D-1 are filed with the SEC or first published, sent, or given to the stockholders of the Company, or, in the case of the Proxy Statement, at the date the Proxy Statement is first mailed to the stockholders of the Company or at the time of the meeting of the stockholders of the Company held to vote on approval and adoption of this Agreement and the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent and Newco agree to promptly correct any information supplied by Parent or Newco for inclusion in such documents that becomes false or misleading in any material respect. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or Newco with respect to statements made or incorporated by reference in the Offer Documents based on information supplied by the Company for inclusion or incorporation by reference in the Offer Documents.

     4.6 Financing. Parent intends to fund the aggregate purchase price for the Shares from borrowings under its existing bank credit agreement. As of the date hereof, Parent has taken all actions and satisfied all conditions necessary to borrow the funds necessary to consummate the Offer and the Merger. Parent will take all actions necessary to continue to have such funds available upon the closing of the Offer or the Merger, as the case may be, and will avoid any actions that would result in the unavailability of such funds.

     4.7  Company Reports.

     (a) To the knowledge of Parent, as of their respective dates, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (b) As of the date hereof, Parent has no knowledge of any discussions or negotiations between it, the Company or any of their respective affiliates and any other entity that would result in a Third Party Acquisition (as defined in Section 7.3 hereof).

     4.8 Company Compliance. As of the date hereof, Parent knows of no event or circumstance that would limit Company's compliance with its obligations hereunder, including obligations of the Company contained in Section 5.

                                   ARTICLE V

                                   COVENANTS

     5.1  Conduct of Business of the Company.

     (a) Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time:

          (i) The Company will conduct its business solely in the ordinary course consistent with past practices.

          (ii) The Company will not intentionally take or willfully omit to take any actions that results in or would result in a Company Material Adverse Effect.

          (iii) The Company will use its reasonable best efforts to preserve intact the business organization of the Company, to keep available the services of its and their present officers and key employees and consultants, and to maintain satisfactory relationships with customers, agents, reinsurers, suppliers, and other persons having business relationships with the Company.

     (b) Without limiting the provisions of Section 5.1(a) or as otherwise expressly provided in this Agreement, the Company will not, without Parent's prior written consent, during the period from the date of this Agreement to the Effective Time:

          (i) issue, sell, or dispose of additional shares of capital stock of any class (including the Shares) of the Company, or securities convertible into or exchangeable for any such shares or securities, or any rights, warrants, or options to acquire any such shares or securities, other than Shares issued upon exercise of options disclosed in Schedule 3.2, in each case in accordance with the terms disclosed on Schedule 3.2;

          (ii) redeem, purchase, or otherwise acquire, or propose to redeem, purchase, or otherwise acquire, any of its outstanding capital stock, or other securities of the Company;

          (iii) split, combine, subdivide, or reclassify any of its capital stock or declare, set aside, make, or pay any dividend or distribution on any shares of its capital stock;

          (iv) sell, pledge, dispose of, or encumber any of its assets, except for sales, pledges, dispositions, or encumbrances in the ordinary course of business consistent with past practices;

          (v) incur or modify any indebtedness or issue or sell any debt securities, or assume, guarantee, endorse, or otherwise as an accommodation become absolutely or contingently responsible for obligations of any other person, or make any loans or advances, other than in the ordinary course of business consistent with past practices;

          (vi) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds, or other arrangements for the benefit or welfare of any director, officer, or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer, or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting or vesting of stock options or stock appreciation rights) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds, or other such arrangements or enter into any contract, agreement, commitment, or arrangement to do any of the foregoing; or make or agree to make any payments to any directors, officers, agents, contractors, or employees relating to a change or potential change in control of the Company;

          (vii) acquire by merger, consolidation, or acquisition of stock or assets any corporation, partnership, or other business organization or division or make any investment either by purchase of stock or securities, contributions to capital, property transfer, or purchase of any material amount of property or assets, in any other person;

          (viii) except as required by this Agreement, adopt any amendments to its Certificate of Incorporation or Bylaws;

          (ix) take any action other than in the ordinary course of business and consistent with past practices, to pay, discharge, settle, or satisfy any claim, liability, or obligation (absolute or contingent, accrued or unaccrued, asserted or unasserted, or otherwise);

          (x) change any method of accounting or accounting practice used by the Company, except for any change required by reason of a concurrent change in generally accepted accounting principles;

          (xi) revalue in any respect any of its assets, including, without limitation, writing down the value of its portfolio or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices;

          (xii) authorize any unbudgeted capital expenditure or expenditures that, individually, is in excess of $300,000 or, in the aggregate, are in excess of $500,000;

          (xiii) make any tax election, settle or compromise any federal, state, or local tax liability or consent to the extension of time for the assessment or collection of any federal, state, or local tax;

          (xiv) settle or compromise any pending or threatened suit, action, or claim material to the Company or relevant to the transactions contemplated by this Agreement;

          (xv) enter into any agreement, arrangement, or understanding to do any of the foregoing actions in this Section 5.1, including any agreement, arrangement, or understanding resulting in or providing for a sale of any assets of the Company (other than a sale of assets in the ordinary course of business and consistent with past practices) or a merger or other liquidation, sale, or disposition of the Company; or

          (xvi) voluntarily take any action or willfully omit to take any action that would make any representation or warranty in Article III untrue or incorrect in any material respect at any time, including as of the date of this Agreement and as of the time of consummation of the Offer and the Effective Time, as if made as of such time.

Parent will not and will not permit any if its affiliates (other than the Company) to take any action for the purpose of causing the Company to violate any of the Company's obligations under this Agreement including its obligations under this Section 5.1. The Parent will, and will cause each of its affiliates (other than the Company), to take all action reasonably necessary to allow the Company to comply with all its obligations in this Agreement, including the obligations of the Company contained in this Section 5.1.

     5.2 Proxy Statement. Promptly after the execution of this Agreement, the Company and Parent will cooperate with each other and use all reasonable efforts to prepare, and the Company and Parent will file with the SEC, as soon as is reasonably practicable after completion of the Offer, a proxy statement, together with a form of proxy, or information statement, with respect to the Special Meeting (as defined in Section 5.3), if such Special Meeting is required to be held pursuant to Section 5.3. For the purposes of this Agreement, the term "Proxy Statement" means such proxy or information statement filed in final form with the SEC at the time it initially is mailed to the stockholders of the Company and all amendments or supplements thereto, if any, similarly filed and mailed. The parties will use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing and, as promptly as practicable after the Proxy Statement has been so cleared, will mail the Proxy Statement to the stockholders of the Company as of the record date for the Special Meeting. The Company represents that none of the information provided or to be provided by it, and Parent and Newco represent that none of the information provided or to be provided by them, for use in the Proxy Statement will, on the date the Proxy Statement is first mailed to the stockholders of the Company and on the date of the Special Meeting, be false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and Parent, Newco, and the Company each agrees to correct any information provided by it for use in the Proxy Statement that has become false or misleading in any material respect and file such amendments and supplements as are necessary. The Proxy Statement will comply as to form in all material respects with all applicable requirements of federal securities laws and applicable state laws.

     5.3 Action of Stockholders of the Company; Voting and Disposition of the Shares.

     (a) Promptly after completion of the Offer and if required by applicable law in order to consummate the Merger, the Company will take all action necessary in accordance with the DGCL and the Certificate of Incorporation and Bylaws of the Company, to call a meeting of its stockholders (the "Special Meeting") with a record date as of which Parent is the record owner of the Shares purchased pursuant to the Offer at which the stockholders of the Company will consider and vote upon the Merger and this Agreement. Unless the fiduciary duties of the Special Committee or the Board under applicable law require otherwise, the Proxy Statement will contain the unanimous recommendation of the Special Committee and the Board that the stockholders of the Company vote to adopt and approve the Merger and this Agreement. The Company will, at the request of Parent, use all reasonable efforts to obtain from its stockholders proxies in favor of such adoption and approval and to take all other action necessary, or, in the reasonable judgment of the Company and Parent, helpful to secure the vote or consent of stockholders required by the DGCL to effect the Merger.

Notwithstanding the foregoing, in the event that Parent determines to effect the Merger without a meeting of the stockholders of the Company pursuant to sec. 228 or sec. 253 of the DGCL, the parties will take all necessary or appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of stockholders, in accordance with either such section of the DGCL.

     (b) At the Special Meeting, Parent, its subsidiaries and affiliates (other than those affiliates who are natural persons) will vote, or cause to be voted (other than those affiliates who are natural persons), all of the Shares (i) then owned by any of them or (ii) as to which a proxy or power of attorney is held by any of them in favor of the Merger.

     5.4 Additional Agreements. Subject to the terms and conditions of this Agreement and to the fiduciary obligations of the Special Committee or the Board under applicable law, each of the parties agrees to use their respective reasonable best efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including consummation of the Offer and the Merger) and to cooperate with each other in connection with the foregoing, including, without limitation, using their respective reasonable best efforts (a) to obtain all necessary waivers, consents, and approvals from other parties to loan agreements, leases, and other contracts, (b) to obtain all necessary consents, approvals, and authorizations as are required to be obtained under any federal, state, or foreign law or regulations, (c) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement, (d) to prepare and effect all necessary registrations and filings, and (e) to fulfill all conditions to and covenants contained in this Agreement. If, after the Effective Time, any action is necessary to effect the purposes of this Agreement, the proper officers and directors of each party will take all such necessary action.

     5.5 Notification of Certain Matters. The Company will give prompt written notice to Parent and Newco, and Parent and Newco will give prompt written notice to the Company, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time,
(b) any material failure of the Company, Parent, or Newco, as the case may be, or of any officer, director, employee, or agent of the Company, Parent, or Newco, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement, (c) any act, omission to act, event, or occurrence that, with notice, the passage of time, or otherwise, would result in a Company Material Adverse Effect, and (d) any material contingent liability of the Company for which it reasonably believes it will, with the passage of time or otherwise, become liable. No such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties under this Agreement. Parent will promptly notify the Company and the Advisor of (i) any information it obtains that would make the representations and warranties contained in Section 4.7 untrue or inaccurate in any material respect and (ii) any bona fide proposal received by Parent for a Third Party Acquisition (as defined in Section 7.3 hereof).

     5.6  Access to Information.

     (a) From the date of this Agreement to the Effective Time, the Company will, and will cause its officers, directors, employees, and agents upon reasonable notice to, afford to officers, employees, and agents of Parent, Newco and their affiliates and the banks, other financial institutions, and investment bankers working with Parent or Newco, and their respective officers, employees, and agents, complete access at all reasonable times to its officers, employees, agents, properties, books, records, and contracts, and will furnish Parent, Newco and their affiliates and the banks, other financial institutions, and investments bankers working with Parent or Newco, all financial, operating, and other data and information as they reasonably request.

     (b) Each of Parent and Newco will hold and will cause its directors, officers, agents, employees, consultants, and advisors to hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning the Company furnished to such persons in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (i) previously known by such persons from sources other than the Company, or its directors, officers, representatives, or affiliates, (ii) in the public domain through no fault of such persons, or (iii) later lawfully acquired by such persons on a non-confidential basis from other sources who are not known by Parent or Newco to be bound by a confidentiality agreement or otherwise prohibited from transmitting the information to Parent or Newco by a contractual, legal, or fiduciary obligation) and will not release or disclose such information to any other person, except its directors, officers, agents, employees, consultants, and advisors, in connection with this Agreement who need to know such information. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained and, if requested by or on behalf of the Company, Parent and Newco will, and will use all reasonable efforts to cause their auditors, attorneys, financial advisors, and other consultants, agents, and representatives to, return to the Company or destroy all copies of written information furnished by the Company to Parent and Newco or their agents, representatives, or advisors. It is understood that Parent and Newco will be deemed to have satisfied their obligation to hold such information confidential if they exercise the same care as they take to preserve confidentiality for their own similar information.

     (c) No investigation pursuant to this Section 5.6 will affect any representations or warranties of the parties in this Agreement or the conditions to the obligations of the parties to this Agreement; provided, however, that the Company shall not be deemed to have breached a representation or warranty herein to the extent that such breach was known to Parent as of the date hereof.

     5.7 Public Announcements. Parent and Newco on the one hand and the Special Committee on the other hand will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Offer, the Merger, or the other transactions contemplated by this Agreement, and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or the listing requirements of any securities exchange.

     5.8  Officers' and Directors' Indemnification.

     (a) Parent and Newco agree that all rights to indemnification now existing in favor of the directors or officers of the Company as provided in the Company's Certificate of Incorporation or Bylaws will, to the extent such rights are in accordance with applicable law, survive the Merger and stay in effect in accordance with their respective terms for a period of not less than six years after the Effective Time.

     (b) In the event any action, suit, proceeding, or investigation relating to this Agreement or to the transactions contemplated by this Agreement is commenced by a third party, whether before or after the Effective Time, the parties to this Agreement agree, subject to the fiduciary duties of the respective Directors of the Company and Parent, to cooperate and use all reasonable efforts to defend against and respond to such action, suit, proceeding, or investigation.

     (c) For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain officers' and directors' liability insurance for all persons currently covered under the Company's officers' and directors' liability insurance policies, in their capacities as officers and directors, on terms no less favorable to the covered persons than such existing insurance; provided, however, that Parent shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 150% of the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     (d) If Parent or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of the Parent shall assume all of the obligations set forth in this Section 5.8.

     5.9 Employee Options; Performance Award Units. The Company will cooperate with Parent to terminate the 1991 Stock Option Plan and 1995 Performance Award Program of the Company in accordance with their respective terms.

     5.10 Other Actions by the Company. If any "fair price," "moratorium," "control share acquisition," or other form of antitakeover statute, regulation, charter provision, or contract is or becomes applicable to the transactions contemplated by this Agreement, the Company will use its best efforts to grant such approvals and take such actions as are necessary under such laws, provisions, or contracts so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation, provision or contract on the transactions contemplated by this Agreement.

                                   ARTICLE VI

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     The respective obligations of each party to effect the Merger are subject to the satisfaction prior to the Effective Time of the following conditions:

     6.1 Stockholder Approval. This Agreement will have been adopted and approved by the affirmative vote of the stockholders of the Company in accordance with the Certificate of Incorporation and Bylaws of the Company and with applicable law, unless no stockholder vote is required by law.

     6.2 No Injunction. No federal or state statute, rule, regulation, injunction, decree, or order will be enacted, promulgated, entered, or enforced that would (i) prohibit consummation of the Merger or of the other transactions contemplated by this Agreement or (ii) impose any limitation on the ability of Parent to exercise all rights of ownership with respect to the shares of Common Stock it owns that will result in a Parent Material Adverse Effect; provided that the parties to this Agreement agree to use their respective reasonable best efforts to have any such injunction, decree, or order lifted.

     6.3 Offer. Parent will have purchased Shares pursuant to the Offer (except that Parent in its sole discretion may waive conditions to the Offer).

     6.4 Governmental Consents. The waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits, and authorizations required to be obtained prior to the Effective Time from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will have been made or obtained (as the case may be) except for such filings, consents, approvals, permits and authorizations that the failure to make or obtain would not result in a Company or Parent Material Adverse Effect.

                                  ARTICLE VII

                         TERMINATION; AMENDMENT; WAIVER

     7.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval by the stockholders of the Company of the Merger):

     (a) by mutual written consent of Parent, Newco, and the Company (upon recommendation of the Special Committee);

     (b) by Parent and Newco or the Company if any court of competent jurisdiction or other governmental body has issued a final order, decree, or ruling or taken any other final action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling, or other action is or has become nonappealable;

     (c) by Parent and Newco if due to an occurrence or circumstances that would result in a failure to satisfy any conditions set forth in Annex A, Parent has
(i) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (ii) terminated the Offer, or
(iii) failed to pay for the Shares pursuant to the Offer by July 31, 1999;

     (d) by the Company if (i) there has not been a breach of any material representation, warranty, covenant, or agreement on the part of the Company, and Parent has (A) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (B) terminated the Offer or (C) failed to pay for the Shares pursuant to the Offer by July 31, 1999 or (ii) prior to the purchase of Shares pursuant to the Offer, a person or group has made a bona fide offer that the Special Committee or the Board by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with its financial and legal advisors, is more favorable to the stockholders of the Company than the Offer and the Merger;

     (e) by Parent and Newco if prior to the purchase of Shares pursuant to the Offer (i) there has been a breach (which breach is not cured or not capable of being cured prior to the earlier of (A) 30 days following notice to the Company by Parent of such breach or (B) two business days prior to the expiration date of the Offer, as extended from time to time pursuant to the terms of this Agreement) of any representation or warranty on the part of the Company having a Company Material Adverse Effect or materially adversely affecting or delaying the ability of Parent to consummate the Offer and the Merger, (ii) there has been a breach (which breach is not cured or not capable of being cured prior to the earlier of (A) 30 days following notice to the Company by Parent of such breach or (B) two business days prior to the expiration date of the Offer, as extended from time to time pursuant to the terms of this Agreement) of any covenant or agreement on the part of the Company resulting in a Company Material Adverse Effect or materially adversely affecting or delaying the ability of Parent to consummate the Offer and the Merger, (iii) the Special Committee engages in negotiations with any person or group (other than Parent or Newco) that has proposed a Third Party Acquisition (as defined in Section 7.3) except to the extent permitted by Section 8.8; (iv) the Company enters into an agreement, letter of intent, or arrangement with respect to a Third Party Acquisition, (v) the Special Committee or the Board has withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent, its approval or recommendation of the Offer, this Agreement, or the Merger or has recommended another offer, or has adopted any resolution to effect any of the foregoing, or (vi) the Minimum Condition has not been satisfied by the expiration date of the Offer and on or prior to such date (A) any person or group (other than Parent or Newco) has made and not withdrawn a public announcement with respect to a Third Party Acquisition or (B) any person or group (including the Company) other than Parent, its affiliates (other than the Company) or Shapiro Capital Management Company, Inc. has become the beneficial owner of 19.9% (except in bona fide arbitrage transactions) or more of the Shares; or

     (f) by the Company if (i) there has been a breach of any representation or warranty on the part of Parent or Newco that materially adversely affects (or materially delays) the consummation of the Offer or the Merger or (ii) there has been a material breach of any covenant or agreement on the part of Parent or Newco that materially adversely affects (or materially delays) the consummation of the Offer or the Merger.

     7.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement will become void and have no effect, without any liability on the part of any party to this Agreement or its affiliates, directors, officers, or stockholders, other than the provisions of this Section 7.2 and Sections 5.6(b), 5.8, and 7.3. Nothing contained in this Section 7.2 will relieve any party from liability for any breach of this Agreement.

     7.3  Fees and Expenses.

     (a) If (i) Parent and Newco terminate this Agreement pursuant to Section 7.1(e)(v) or (ii) the Company (with the recommendation of the Special Committee) terminates this Agreement pursuant to Section 7.1(d)(ii), then in either case the Company will pay to Parent, within one business day following such termination, a fee, in cash, of $675,000 (inclusive of any and all expenses incurred by Parent, Newco and their affiliates in connection with the Offer and the Merger and the consummation of the transactions contemplated by this Agreement).

     For the purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events (i) the acquisition of the Company by merger or otherwise by any person or group other than Parent, Newco, or any affiliate of Parent (other than the Company) or Shapiro Capital Management Company, Inc. (a "Third Party"); (ii) the acquisition by a Third Party of more than 19.9% of the total assets of the Company; (iii) the acquisition by a Third Party of 19.9% or more of the outstanding Shares from the Company or in a transaction or series of related transactions that results in a change of control of the Company; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the acquisition by the Company of more than 19.9% of the outstanding Shares.

     (b) Except as specifically provided in Section 1.2(b) or this Section 7.3, each party will bear its own expenses in connection with this Agreement and the transactions contemplated by this Agreement.

     7.4 Amendment. This Agreement may not be amended except in an instrument in writing signed on behalf of all of the parties to this Agreement; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment that would either decrease the Merger Consideration or change any other term or condition of this Agreement, if any such change, alone or in the aggregate, would materially and adversely affect the stockholders of the Company, may be made without the further approval of the stockholders of the Company; provided, further, that, after purchase of the Shares pursuant to the Offer, no amendment may be made to Section 5.8 without the consent of the indemnified persons.

     7.5 Waiver. At any time prior to the Effective Time, whether before or after the Special Meeting, any party to this Agreement may (i) subject to the proviso contained in Section 7.4, extend the time for the performance of any of the obligations or other acts of any other party or parties to this Agreement,
(ii) subject to the proviso contained in Section 7.4 of this Agreement, waive any inaccuracies in the representations and warranties contained in this Agreement by any other applicable party or in any documents, certificate, or writing delivered pursuant to this Agreement by any other applicable party, or
(iii) subject to the proviso contained in Section 7.4 of this Agreement, waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party to this Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     8.1 Survival of Representations, Warranties, and Agreements. The representations and warranties made in this Agreement will not survive beyond the Effective Time or the termination of this Agreement, as the case may be. No investigation made, or information received by, any party to this Agreement will affect any representation or warranty made by any other party to this Agreement. The covenants and agreements of the parties to this Agreement will survive in accordance with their terms.

     8.2 Brokerage Fees and Commissions. Except as disclosed in the Offer Documents, the Company hereby represents and warrants to Parent with respect to the Company, and Parent and Newco hereby represent and warrant to the Company with respect to Parent or any of its subsidiaries that, no person is entitled to receive from the Company, Parent, Newco or any of their subsidiaries, any investment banking, brokerage, or finder's fee or fees in connection with this Agreement or any of the transactions contemplated by this Agreement.

     8.3 Entire Agreement; Assignment. This Agreement, together with all the Schedules and Annexes hereto, (a) constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all other prior written agreements and understandings and all prior and contemporaneous oral agreements and understandings between the parties to this Agreement or any of them with respect to the subject matter of this Agreement and (b) will not be assigned by operation of law or otherwise, provided that Parent may assign its rights and obligations under this Agreement, or those of Newco, including, without limitation, the right to substitute in place of Newco a subsidiary as one of the constituent corporations to the Merger as provided in
Section 2.1 to any direct or indirect subsidiary of Parent, but no such assignment will relieve the assigning party of its obligations under this Agreement. Any purported assignment of this Agreement not made in accordance with this Section 8.3 will be null, void, and of no effect. No party to this Agreement has relied upon any representation or warranty, oral or written, of any other party to this

Agreement or any of their officers, directors, or stockholders except for the representations and warranties contained in this Agreement.

     8.4 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect. Upon any final judicial determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement be consummated to the extent possible.

     8.5 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed to have been duly given when delivered in person, by cable, telegram or telex, facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

     (a) if to Parent or Newco, to:
          Arkansas Best Corporation
        Treadco Acquisition Corporation
        3801 Old Greenwood Road
        Fort Smith, Arkansas 72903
        Attention: Richard F. Cooper
        Fax: (501) 785-6124

     with a copy to:
          Hughes & Luce, L.L.P.
        1717 Main Street, Suite 2800
        Dallas, Texas 75201
        Attention: Alan J. Bogdanow
        Fax: (214) 939-5849

     (b) if to the Company, to:
          Treadco, Inc.
        1101 South 21st Street
        Fort Smith, Arkansas 72901
        Attention: John R. Meyers
        Fax: (501) 788-6486

     with copies to:
          Special Committee of the Board of Directors
        Treadco, Inc.
        1101 South 21st Street
        Fort Smith, Arkansas 72901
        Attention: Robert B. Gilbert and Nicolas M. Georgitsis
        Fax: (501) 788-6486

     and
          Kutak Rock
        Suite 1100
        425 West Capitol Avenue
        Little Rock, Arkansas 72201-3409
        Attention: Richard N. Massey
        Fax: (501) 975-3001

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address will be effective only upon receipt).

     8.6 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

     8.7 Specific Performance. Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties to this Agreement agrees that each of them will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in any action instituted in any court of the United States or any state having subject matter jurisdiction, in addition to any other remedy to which such party may be entitled, at law or in equity.

     8.8 Other Potential Bidders. The Company, its affiliates, and their respective officers, directors, employees, representatives, and agents will immediately cease any existing discussions or negotiations, if any, with any person or group conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any business combination with the Company. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any person or group made after the date of this Agreement that was not encouraged, solicited, or initiated by the Company or any of its affiliates, or their respective officers, directors, agents, or representatives after the date of this Agreement, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such person or group concerning any merger, sale of assets, sale of shares of capital stock, or similar transaction involving the Company, if such person or group has submitted a written proposal to the Special Committee or the Board relating to any such transaction and failing to take such action would constitute a breach of fiduciary duty under applicable law. The Special Committee or the Board will provide a written copy of such proposal to Parent immediately after receipt and will keep Parent promptly advised of any development with respect to such matters. Except as set forth above, neither the Company nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives, or agents, will, directly or indirectly, for the account of the Company or for their own account, encourage, solicit, participate in, or initiate discussions or negotiations with, or provide any information to, any person or group (other than Parent and Newco, any affiliate of Parent and Newco, or any designees of Parent and Newco) concerning any merger, sale of assets, sale of shares of capital stock, or similar transaction involving the Company; provided, however, that nothing in this Agreement will prevent the Board from taking, and disclosing to the stockholders of the Company, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, further, that the Special Committee and the Board will not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless failing to take such action would constitute a breach of fiduciary duty under applicable law. The Company will not waive, or release any person from, any provision of any confidentiality or standstill agreement to which the Company is a party.

     8.9 Descriptive Headings; References. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References in this Agreement to Sections, Annexes, and Schedules are references to the Sections, Annexes, and Schedules of this Agreement unless the context indicates otherwise.

     8.10 Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each party to this Agreement, and, except as provided in Sections 5.8 and 8.11, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     8.11 Beneficiaries. Parent hereby acknowledges that Section 5.8 is intended to benefit the indemnified parties referred to in Section 5.8, any of whom will be entitled to enforce Section 5.8 against the Surviving Corporation or the Company, as the case may be.

     8.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement.

     8.13 Obligations. Parent will perform or cause Newco to perform all of the obligations of Newco under this Agreement, including consummation of the Merger, in accordance with the terms of this Agreement.

     8.14 Certain Definitions. For the purposes of this Agreement: (a) the term "subsidiary" means each person in which a person owns or controls, directly or through one or more subsidiaries, 50 percent or more of the stock or other interests having general voting power in the election of directors or persons performing similar functions or more than 50% of the equity interests; (b) the term "person" will be broadly construed to include any individual, corporation, company, partnership, trust, joint stock company, association, or other private or governmental entity; (c) the term "group" has the meaning given in sec.13(d)(3) of the Exchange Act; (d) the term "affiliate" has the meaning given in Rule 144(a)(1) under the Securities Act; (e) the term "business day" has the meaning given in Rule 14d-1(c)(6) under the Exchange Act; and (f) the term "knowledge" or "knows" or words of similar import mean (i) with respect to Parent, the actual knowledge of its executive officers and its officers or employees who are officers or directors of the Company, without inquiry or investigation and (ii) with respect to the Special Committee or the Company, the actual knowledge of the members of the Special Committee, without inquiry or investigation.

     IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be executed on its behalf by its duly authorized officers, all as of the day and year first above written.

                                            ARKANSAS BEST CORPORATION

                                            By:  /s/ ROBERT A. YOUNG, III
                                              ----------------------------------
                                                     Robert A. Young, III
                                                      President and CEO

                                            TREADCO ACQUISITION CORPORATION

                                            By:  /s/ ROBERT A. YOUNG, III
                                              ----------------------------------
                                                     Robert A. Young, III
                                                           Chairman

                                            TREADCO, INC.

                                            By:     /s/ JOHN R. MEYERS
                                              ----------------------------------
                                                        John R. Meyers
                                                      President and CEO

                                    Annex A

     Terms used in this Annex A have the meanings ascribed to them in the Agreement and Plan of Merger dated as of March 15, 1999 (the "Merger Agreement").

     Notwithstanding any other provisions of the Offer, Parent will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) relating to the obligation of Parent to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer) to pay for tendered Shares, or may terminate or amend the Offer as provided in the Agreement, or may postpone the acceptance for payment of, or payment for, Shares (whether or not any other Shares have been accepted for payment or paid for pursuant to the Offer) if prior to the expiration of the Offer (i) the Minimum Condition has not been satisfied; (ii) the waiting period under the HSR Act has not expired or been terminated with respect to purchase of the Shares; or (iii) if at any time on or after the date of the Merger Agreement, and at any time before the time of acceptance for payment of any such Shares, any of the following occurs:

     (a) any of the representations or warranties of the Company contained in the Merger Agreement is not true and correct at and as of any date prior to the expiration date of the Offer as if made at and as of such time, except for (i) failures to be true and correct as would not have a Company Material Adverse Effect or were known to Parent as of the date of the Merger Agreement; and (ii) failures to comply as are capable of being and are cured prior to the earlier of
(A) 10 days after written notice from Parent to the Company of such failure or
(B) two business days prior to the expiration date of the Offer;

     (b) the Company has failed to comply with any of its obligations under the Merger Agreement, except for (i) failures to so comply as would not have a Company Material Adverse Effect or were known to Parent as of the date of the Merger Agreement; and (ii) failures to comply as are capable of being and are cured prior to the earlier of (A) 10 days after written notice from Parent to the Company of such failure or (B) two business days prior to the expiration date of the Offer;

     (c) the Special Committee or the Board has withdrawn or modified in any respect adverse to Parent its recommendation of the Offer or taken any position inconsistent with such recommendation;

     (d) the Merger Agreement has been terminated in accordance with its terms;

     (e) the Company has reached an agreement with Parent that the Offer or the Merger be terminated or amended;

     (f) any state, federal, or foreign government, or governmental authority has taken any action, or proposed, sought, promulgated, or enacted, or any state, federal, or foreign government or governmental authority or court has entered, enforced, or deemed applicable to the Offer or the Merger, any statute, rule, regulation, judgment, order, or injunction that would (i) make the acceptance for payment of, the payment for, or the purchase of, some or all of the Shares illegal or otherwise restrict, materially delay, prohibit consummation of, or make materially more costly, the Offer or the Merger, (ii) result in a material delay in or restrict the ability of Parent, or render Parent unable, to accept for payment, pay for or purchase some or all of the Shares in the Offer, (iii) require the divestiture by Parent, Newco, or the Company or any of their respective subsidiaries or affiliates of all or any material portion of the business, assets, or property of any of them or any Shares, or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties, and Shares, (iv) impose material limitations on the ability of Parent to hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares on all matters properly presented to the stockholders of the Company, or (v) impose any limitations on the ability of Parent, Newco, or any of their respective subsidiaries or affiliates effectively to control in any material respect the business or operations of the Company, Parent, Newco, or any of their respective subsidiaries or affiliates;

     (g) any change (or any condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or franchises results of operations, or prospects of the Company, that would have a Company Material Adverse Effect;

     (h) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or quotations for shares traded thereon as reported by the Nasdaq or otherwise, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other financial institutions,
(iv) after the date of the Merger Agreement, an aggregate decline of at least 25% in the Dow Jones Industrial Average or Russell 2000 Index or a decline in either such index of 12 1/2% in any 24-hour period, or (v) in the case of any of the occurrences referred to in clauses (i) through (iv) existing at the time of the commencement of the Offer, in the reasonable judgment of Parent, a material acceleration or worsening thereof; or

     (i) any approval, permit, authorization, consent, or waiting period of any domestic or foreign, governmental, administrative, or regulatory entity (federal, state, local, provincial or otherwise) has not been obtained or satisfied on terms satisfactory to Parent in its reasonable discretion and the failure to obtain such consent, approval or authorization would have a Parent or Company Material Adverse Effect;

that, in the good faith judgment of Parent and regardless of the circumstances (including any action or inaction by Parent, or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of, or payment for, Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to any such condition or may be waived by Parent in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed to waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

                                                                         ANNEX C

              DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND NEWCO

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, the business address of each such director and each such executive officer is 3801 Greenwood Road, Fort Smith, Arkansas 72903. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Parent. All directors and executive officers listed below are citizens of the United States.

                                         POSITION WITH PARENT; PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME AND BUSINESS ADDRESS               5-YEAR EMPLOYMENT HISTORY; OUTSIDE DIRECTORSHIPS
      -------------------------          ---------------------------------------------------------
Frank Edelstein......................   Mr. Edelstein, age 73, has been a Director of Parent since
                                        November 1988. Mr. Edelstein currently provides consulting services to Stonecreek Capital. Mr. Edelstein served as a
                                        Vice President of Kelso & Company, Inc. from 1986 to March
                                        1992. Prior to 1986, he served as Chairman and President of
                                        International Central Bank & Trust Company and CPI Pension
                                        Services, Inc., as well as Senior Vice President, Financial
                                        Services Group, at Continental Insurance Corporation. He
                                        also has held positions as Corporate Vice President,
                                        Automatic Data Processing, Inc. and Executive Vice President
                                        of Olivetti Corporation of America. Mr. Edelstein also is a
                                        Director of Ceradyne, Inc., and IHOP Corp.
Robert A. Young, III.................   Mr. Young, age 58, has been a Director of Parent since 1970 and Chief Executive Officer of Parent since August 1988,
                                        President since 1973 and was Chief Operating Officer from
                                        1973 to 1988. Mr. Young has been a Director of the Company since June 1991. Mr. Young has been the President and a
                                        Director of Newco since it was formed in February 1999. Mr.
                                        Young also is a Director of Mosler, Inc.
William A. Marquard..................   Mr. Marquard, age 79, has been Chairman of the Board and a
                                        Director of Parent since November 1988 and a Director of the
                                        Company since June 1991. In April 1992, Mr. Marquard was
                                        elected as a Director of the Board of Kelso & Company, Inc.
                                        From 1971 to 1983, Mr. Marquard was President and Chief
                                        Executive Officer of American Standard Inc. and from 1979 to
                                        1985, he was Chairman of the Board of American Standard Inc.
                                        Mr. Marquard resumed his position as Chairman of the Board of American Standard Inc. in February 1989 until March 31,
                                        1992 when he was named Chairman Emeritus. Mr. Marquard also became Chairman of the Board of ASI Holding Corporation in
                                        February 1989 until March 31, 1992, when he was named
                                        Chairman Emeritus. Mr. Marquard is Chairman of the Board of
                                        Mosler, Inc., and a Director of Earle M. Jorgensen Co., and
                                        EarthShell Container Corporation.

                                         POSITION WITH PARENT; PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME AND BUSINESS ADDRESS               5-YEAR EMPLOYMENT HISTORY; OUTSIDE DIRECTORSHIPS
      -------------------------          ---------------------------------------------------------
Alan J. Zakon, Ph.D..................   Dr. Zakon, age 62, has been a Director of Parent since
                                        February 1993. Dr. Zakon was a Managing Director of Bankers
                                        Trust Company through March, 1995, for which he previously served as Chairman, Strategic Policy Committee from 1989 to
                                        1990. From 1980 to 1986, Dr. Zakon was President of Boston
                                        Consulting Group before being named its Chairman in 1986,
                                        having previously served as Consultant from 1967 to 1969 and
                                        Vice President from 1969 to 1980. Dr. Zakon is currently
                                        serving as a member of the Board of Directors of several
                                        companies, including MicroFinancial, and Chairman of the
                                        Executive Committee of the Board of Autotote Corporation,
                                        and is a former member of the Advisory Committee to the
                                        Stanford University Graduate School of Business.
Arthur J. Fritz, Jr..................   Mr. Fritz, 58, has been a Director of Parent since April
                                        1989. From 1971 to 1986, Mr. Fritz was President of Fritz
                                        Companies, Inc. and its Chairman from 1986 to 1988. Mr.
                                        Fritz has served as Chairman of JABAR Enterprises since
                                        October 1988 and is a Director of Intercargo Corporation.
                                        Mr. Fritz is former President and Chairman of the National
                                        Association of Customs Brokers and Freight Forwarders of
                                        America.
John H. Morris.......................   Mr. Morris, 55, has been a Director of Parent since July
                                        1988 and a Director of the Company since June 1991. Mr.
                                        Morris currently serves as Co-Chairman of Stonecreek
                                        Capital. Mr. Morris is a Director of Outsourcing Services
                                        Group and Steelhorse Holdings, Inc. Mr. Morris served as a
                                        Managing Director of Kelso & Company, Inc. from March 1989 to March 1992, was a General Partner from 1987 to March
                                        1989, and prior to 1987 was a Vice President. Prior to 1985,
                                        Mr. Morris was President of LBO Capital Corp. In February
                                        1997, Merchant's Transportation & Logistics Company, and its
                                        subsidiaries, filed petitions under Chapter 11 of the
                                        federal bankruptcy laws. Mr. Morris served as a Director of such entities through January 1997 and briefly served as the
                                        President of such entities for about a two-week period in
                                        November 1995 before these entities became operating
                                        companies.
Lary R. Scott........................   Mr. Scott, age 62, was appointed Parent's Executive Vice
                                        President in December 1995. Prior to its June 1997 merger
                                        into Parent, he was Chairman of the Board of WorldWay
                                        Corporation commencing in May 1994 and Vice Chairman and
                                        Chief Executive Officer of WorldWay commencing in 1993.
                                        WorldWay became a wholly owned subsidiary of Parent in
                                        August 1995; prior to that, it was a publicly traded
                                        company. For approximately two years prior to joining
                                        WorldWay, Mr. Scott served as a transportation consultant.
                                        Prior to that time, he was President and Chief Executive
                                        Officer of Consolidated Freightways, Inc. Mr. Scott serves on the board of directors of The Clorox Company.

                                         POSITION WITH PARENT; PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME AND BUSINESS ADDRESS               5-YEAR EMPLOYMENT HISTORY; OUTSIDE DIRECTORSHIPS
      -------------------------          ---------------------------------------------------------
David E. Loeffler....................   Mr. Loeffler, age 52, was appointed Vice President -- Chief
                                        Financial Officer and Treasurer of Parent and the Company in
                                        April 1997. From December 1995 to April 1997, he was the
                                        Vice President -- Treasurer of Parent and Treasurer of the
                                        Company. From 1992 to 1995, Mr. Loeffler was a private
                                        investor and in investment management. From 1983 to 1992, he was Senior Vice President -- Finance and Administration and
                                        Chief Financial Officer for Yellow Freight System, Inc. Mr.
                                        Loeffler has been the Vice President and Treasurer and a
                                        Director of Newco since it was formed in February 1999.
Richard F. Cooper....................   Mr. Cooper, age 47, has been Vice
                                        President -- Administration since 1995, Vice
                                        President -- Risk Management of Parent from April 1991 to
                                        1995 and Vice President -- General Counsel since 1986. Mr.
                                        Cooper has been Secretary since 1987. Mr. Cooper has been
                                        Secretary of the Company since June 1991. Mr. Cooper also
                                        has been Vice President and Secretary and a Director of
                                        Newco since it was formed in February 1999.
J. Lavon Morton......................   Mr. Morton, age 48, was appointed Vice
                                        President -- Financial Reporting of Parent and of the
                                        Company in May 1997. Mr. Morton joined Parent as Assistant
                                        Treasurer in December 1996. From October 1984 until November
                                        1996, Mr. Morton was a Partner in Ernst & Young LLP. From
                                        1972 until 1984, Mr. Morton was employed by Ernst & Young
                                        LLP. Mr. Morton is a Certified Public Accountant.
Judy R. McReynolds...................   Ms. McReynolds, age 36, was appointed Controller of Parent in July 1998. Ms. McReynolds joined Parent as Director of
                                        Corporate Accounting in June 1997. During the period of June
                                        1995 through May 1997, Ms. McReynolds was employed as
                                        Director of Financial Reporting and Taxation with P.A.M.
                                        Transportation Services, Inc. From December 1990 until June
                                        1995, Ms. McReynolds was a senior manager employed with
                                        Ernst & Young LLP. Ms. McReynolds is a Certified Public
                                        Accountant.
Jerry A. Yarbrough...................   Mr. Yarbrough, age 60, has been Senior Vice
                                        President -- Corporate Development of the Parent since April
                                        1998. From January 1995 through March 1998, Mr. Yarbrough
                                        was Chairman of Integrated Distribution, Inc. and Best
                                        Logistics, Inc. From 1979 through 1994, Mr. Yarbrough was
                                        ABF Freight System, Inc.'s Senior Vice President --
                                        Operations and President of Data-Tronics Corp., a Parent
                                        subsidiary.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF NEWCO. The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Newco are set forth below. Unless otherwise indicated, the business address of each such director and each such executive officer is 3801 Greenwood Road, Fort Smith, Arkansas 72903. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Newco. All directors and executive officers listed below are citizens of the United States.

                                          POSITION WITH NEWCO; PRINCIPAL OCCUPATION OR EMPLOYMENT
      NAME AND BUSINESS ADDRESS               5-YEAR EMPLOYMENT HISTORY; OUTSIDE DIRECTORSHIPS
      -------------------------           -------------------------------------------------------
Robert A. Young, III.................   See above.
David E. Loeffler....................   See above.
Richard F. Cooper....................   See above.

                                                                         ANNEX D

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company are set forth below. The business address of each such director and executive officer is 1101 South 21st Street, Fort Smith, Arkansas 72501. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with the Company. All such directors and executive officers listed below are citizens of the United States.

                                             POSITION WITH THE COMPANY; PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND BUSINESS ADDRESS                           5-YEAR EMPLOYMENT HISTORY; OUTSIDE DIRECTORSHIPS
-------------------------                    --------------------------------------------------------------
Robert B. Gilbert.........................   Mr. Gilbert, age 74, has been a Director of the Company since
                                             December 1991. From April 1985 to February 1991, Mr. Gilbert
                                             was President and Chief Executive Officer of Rheem
                                             Manufacturing Co. Since his February 1991 retirement, Mr.
                                             Gilbert has been an independent consultant.
Nicolas M. Georgitsis.....................   Mr. Georgitsis, age 63, has been a Director of the Company since it was formed in June 1991. Mr. Georgitsis has been an independent consultant since January 1991. From February 1986 to January 1991, Mr. Georgitsis was Senior Vice President of
                                             American Standard Inc. in charge of Transportation Products.
                                             Mr. Georgitsis is a Director of Mosler, Inc., and member of the Operating Board of Trust Company of the West (Latin
                                             America Fund).
John R. Meyers............................   Mr. Meyers, age 51, was appointed the Company's President --
                                             Chief Executive Officer in October 1995. Mr. Meyers served as
                                             Treasurer of the Company from June 1991 through October 1995.
                                             From 1979 through 1995 Mr. Meyers served as Vice President --
                                             Treasurer of Parent.
Daniel V. Evans...........................   Mr. Evans, age 51, has served as Executive Vice President --
                                             Chief Operating Officer since October 1995, and served as Vice
                                             President -- Administration of the Company from June 1991
                                             through October 1995. Mr. Evans served as Vice President --
                                             Administration of ABC-Treadco, Inc. from 1989 to 1991, and served as Director of Administration from 1977 to 1989.
William A. Marquard.......................   See ANNEX C.
Robert A. Young, III......................   See ANNEX C.
John H. Morris............................   See ANNEX C.
David E. Loeffler.........................   See ANNEX C.
Richard F. Cooper.........................   See ANNEX C.
J. Lavon Morton...........................   See ANNEX C.

                                                                         ANNEX E

               DELAWARE GENERAL CORPORATION LAW APPRAISAL RIGHTS

sec. 262. Appraisal rights.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                        The Depositary for the Offer is:

                        HARRIS TRUST COMPANY OF NEW YORK


          By Hand/Overnight Courier:                              By Mail:
                Receive Window                              Wall Street Station
              Wall Street Plaza                                P.O. Box 1023
          88 Pine Street, 19th Floor                   New York, New York 10268-1023
           New York, New York 10005

                                 By Facsimile:

                                 (212) 701-7636

                             Confirm by Telephone:

                                 (212) 701-7624

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll Free (800) 829-6554